Exhibit 2

Execution Version
STOCK PURCHASE AGREEMENT
dated as of July 29, 2014
by and between
Exelon Generation Company, LLC,
as Buyer
and
Integrys Energy Group, Inc.,
as Seller

-i-

-ii-

-iii-

-iv-

SCHEDULES
Schedule 1.1(a)    -    Acquired Entities
Schedule 1.1(b)    -    Working Capital Calculation
Schedule 1.1(c)    -    Excluded Entities
Schedule 1.1(d)    -    Knowledge
Schedule 1.1(e)    -    Permitted Liens
Schedule 1.1(f)    -    Reorganization
Schedule 1.1(g)    -    Retention Plan
Schedule 1.1(h)    -    Company Risk Policy
Schedule 1.1(i)    -    Company Credit Policy
Schedule 1.1(j)    -    Storage Inventory
Schedule 1.1(k)    -    Attrition Adjustment
Schedule 3.1    -    Acquired Entities Jurisdiction of Organization
Schedule 3.4    -    Conflicts
Schedule 3.5    -    Equity Interests
Schedule 3.6(a)    -    Company Financial Statements
Schedule 3.6(b)    -    Marketing Company Group Financial Statements
Schedule 3.6(c)    -    Undisclosed Liabilities
Schedule 3.7    -    Compliance with Law; Proceedings
Schedule 3.8    -    Tax Matters
Schedule 3.9(a)    -    Material Contracts
Schedule 3.9(b)    -    Material Contract Exceptions
Schedule 3.10    -    Seller Consents and Approvals
Schedule 3.12(a)(i)    -    Employee Benefit Plans
Schedule 3.12(a)(ii)    -    Company Plans
Schedule 3.12(d)    -    Qualified Employee Plan Exceptions
Schedule 3.12(e)    -    Title IV Plans
Schedule 3.12(m)    -    Accelerated Vesting Plans
Schedule 3.12(p)    -    Acquired Entities Employees
Schedule 3.13(a)    -    Leased Real Property
Schedule 3.13(e)    -    Material Property Exceptions
Schedule 3.14    -    Insurance
Schedule 3.15    -    Compliance with Environmental Laws
Schedule 3.16(a)(i)    -    Company Intellectual Property
Schedule 3.16(a)(ii)    -    Intellectual Property Exceptions
Schedule 3.17    -    Absence of Change
Schedule 3.18    -    Sufficiency of Assets
Schedule 3.19    -    Related Party Transactions
Schedule 3.22(a)    -    Customers
Schedule 3.22(b)    -    Customer Disputes
Schedule 3.22(d)    -    Customer Rebates
Schedule 4.8    -    Buyer Proceedings
Schedule 5.5    -    Conduct of Business
Schedule 5.7(a)    -    Company Employees

-v-

Schedule 5.7(g)    -    Buyer Employee Plan
Schedule 5.8(a)(iii)    -    Excluded Software
Schedule 5.9    -    Affiliate Agreements that Survive the Closing
Schedule 5.10(b)    -    Licensed Trademarks
EXHIBITS
Exhibit A    -    Form of Transition Services Agreement
Exhibit B    -    Form of Trademark License Assignment Agreement
Exhibit C        Form of General Release and Discharge Agreement

-vi-

STOCK PURCHASE AGREEMENT
This Stock Purchase Agreement, dated as of July 29, 2014 (this “Agreement”), is made by and between Exelon Generation Company, LLC, a Pennsylvania limited liability company (“Buyer”), and Integrys Energy Group, Inc., a Wisconsin corporation (“Seller”).
RECITALS
A.    Seller owns all of the issued and outstanding shares of capital stock of Integrys Energy Services, Inc., a Wisconsin corporation (the “Company”).
B.    Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, subject to the terms and conditions of this Agreement, all of the issued and outstanding shares of capital stock of the Company (the “Stock”).
NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the Parties hereby agree as follows:
ARTICLE I.
CERTAIN DEFINITIONS
Section 1.1.    Definitions. For the purposes of this Agreement, the following words and phrases shall have the following meanings:
“Acquired Entities” means the Company and each of its subsidiaries set forth on Schedule 1.1(a).
“Action” means any claim, action, suit, arbitration, proceeding or investigation by or before any Governmental Entity.
“Adjusted Net Working Capital” means, as of any date of determination, (a) the Storage Inventory, plus (b) the remaining net working capital of the Business, adjusted to exclude (i) receivables and payables solely between or among Acquired Entities, (ii) assets and liabilities relating to Taxes, other than the “transactional taxes” expressly identified on Schedule 1.1(b), (iii) assets and liabilities from risk management activities, and (iv) liabilities under Retention Agreements with Specified Employees, in each case in accordance with the adjustments set forth on Schedule 1.1(b), together with such other adjustments set forth on such Schedule. To the extent there is any conflict between the foregoing definition of Adjusted Net Working Capital and Schedule 1.1(b), Schedule 1.1(b) shall control.
“Adverse Consequences” means all Actions, bearings, charges, complaints, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, reasonable costs (including court costs and reasonable investigative and reasonable remedial costs), amounts paid in settlement, liabilities (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), obligations, Taxes, Liens, losses, fees and reasonable expenses (including reasonable attorneys’, experts’ and accountants’ fees), including expenses incurred in mitigating Adverse Consequences pursuant to Section 10.5(a).
“Affiliate” means with respect to any Person, another Person that controls, is controlled by, or is under common control with, that Person. For purposes of this definition, “control,” with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or by Contract or otherwise.
“Affiliate Contracts” has the meaning set forth in Section 5.9(b).
“Agreement” has the meaning set forth in the first paragraph of this Agreement.
“Allocation” has the meaning set forth in Section 2.2(a).
“Allocation Statement” has the meaning set forth in Section 2.2(a).
“Alternative Transaction” has the meaning set forth in Section 5.14(a).
“Attrition Adjustment” has the meaning set forth in Schedule 1.1(k).
“Base Price” has the meaning set forth in Section 2.1(b).
“Books and Records” means, with respect to any entity, all books of account, ledgers, equity record books and general, financial, accounting, Tax, personnel, position reports and other records of such entity, including information, books, records and files concerning the financial performance, strategic plans, budgets, forecasts, projections and competitive or capital spending analysis, constitutive records and employee personnel records.
“Business” means the retail electric and natural gas marketing business conducted by the Company and the other Acquired Entities as of the date hereof, but excluding the Excluded Assets and business conducted by the Excluded Entities.
“Business Day” means any day other than a Saturday, a Sunday or a day on which banks of the Federal Reserve System are authorized or required by Law or executive order to be closed.
“Buyer” has the meaning set forth in the first paragraph of this Agreement.
“Buyer Material Adverse Effect” means any event, occurrence or circumstance that would reasonably be expected to prevent or materially delay the performance by Buyer of any material obligation under, or the consummation of the transactions contemplated by, this Agreement.
“Buyer Protected Parties” has the meaning set forth in Section 10.1(a).
“Buyer’s Employee Plans” has the meaning set forth in Section 5.7(e).

“Buyer’s Required Approvals” has the meaning set forth in Section 4.4.
“Claim Notice” has the meaning set forth in Section 10.2(a).
“Closing” has the meaning set forth in Section 8.1.
“Closing Date” has the meaning set forth in Section 8.1.
“COBRA” has the meaning set forth in Section 5.7(k).
“Code” means the Internal Revenue Code of 1986, as amended.
“Company” has the meaning set forth in the Recitals.
“Company Credit Policy” means the policy set forth in Schedule 1.1(i).
“Company Employees” has the meaning set forth in Section 5.7(a)(i).
“Company Financial Statements” has the meaning set forth in Section 3.6(a).
“Company Insurance Policies” has the meaning set forth in Section 3.14.
“Company Intellectual Property” has the meaning set forth in Section 3.16(a).
“Company Lease” means all of any Acquired Entity’s right, title and interest in all leases, subleases, licenses, concessions and other agreements pursuant to which any Acquired Entity holds a leasehold or subleasehold estate in, or is granted the right to use or occupy, any land, buildings, structures, improvements, fixtures or other interest in real property that it does not own which is used or intended to be used in, or otherwise related to, the Business.
“Company Plans” has the meaning set forth in Section 3.12(a).
“Company Risk Policy” means the policy set forth in Schedule 1.1(h).
“Competitive Activity” has the meaning set forth in Section 5.14(c).
“Confidentiality Agreement” means that certain Confidentiality Agreement, dated April 2, 2014, between Seller and Buyer.
“Continuing Employee” has the meaning set forth in Section 5.7(a)(iii).
“Contract” means a written or oral contract, license, note, bond, mortgage, indenture, instrument or other legally binding agreement with any Person.
“Controlling Party” has the meaning set forth in Section 10.2(c).
“Customer Contracts” means the Contracts of the Acquired Entities with their respective retail customers relating to the Business.

“Customer List” means, as of a specified date, collectively (a) a list of all commercial and industrial customers, substantially in the format of the lists contained in files numbered 20.16.6 (“Gas Deal Archive Detail With Names 2014-05-31”) and 20.16.7 (“Power retail forward book 5-31-2014 WITH NAMES”) contained in the Data Room, including (i) each customer’s name, account number or other identification information, (ii) the duration of the Contract applicable to such customer, including the original start date (for power customers only) and expiration date, (iii) current pricing, (iv) facility-level monthly historical usage volume for the prior twenty-four (24) months (or for such shorter period as is available) and (v) product to be delivered, and (b) a list of all direct mass marketing customers, substantially in the format of the lists contained in the files numbered 20.16.1 (“DMM Gas Deal Schedule-5-31-14”), 20.16.3 (“DMM Power Deal Schedule-IL-Ameren-5-31-14”), 20.16.4 (“DMM Power Deal Schedule-OH and PA-5-31-14”) and 20.16.5 (“DMM Power Deal Schedule-City of Chicago Detail-5-31-14”) contained in the Data Room, including (i) each customer’s name, customer type, account number or other identification information, (ii) the local distribution company serving such customer, (iii) the start and expiration date of the Contract, (iv) product to be delivered, (v) annual estimated volume and (vi) current pricing.
“Data Room” means the electronic data room established by Seller in connection with the transactions contemplated under this Agreement, as updated as of July 27, 2014.
“Disputed Items” has the meaning set forth in Section 2.1(c)(iv).
“DOJ” has the meaning set forth in Section 5.2(a).
“Dollars” or “$” means the lawful money of the United States of America.
“Employee Plans” has the meaning set forth in Section 3.12(a).
“ENCOA Agreement” means the Asset Purchase Agreement dated December 18, 2013, between TERM Power & Gas, LLC d/b/a ENCOA and the Company.
“Environmental Laws” means all Laws relating to pollution or protection of the environment or natural resources, including Laws relating to Releases or threatened Releases of Hazardous Substances (including Releases to ambient air, surface water, groundwater land and surface and subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, release, transport, disposal or handling of Hazardous Substances as well as Laws relating to the management, use, restoration or compensation for use of or damages to natural resources.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.
“ERISA Affiliate” means any other Person that, together with the Company, is required to be treated as a single employer under Section 414 of the Code or Section 4001(a)(14) of ERISA.
“Estimated Closing Adjustment Amount” has the meaning set forth in Section 2.1(b).

“Estimated Purchase Price” has the meaning set forth in Section 2.1(b).
“Excluded Assets” has the meaning set forth in Section 5.8(a).
“Excluded Entities” means those entities which are set forth on Schedule 1.1(c).
“Excluded Records” means (i) all corporate, financial, Tax, human resources and legal data and records that relate to the business(es) generally of Seller and/or its Affiliates (except for such records relating primarily to the Marketing Company Group or any Acquired Entity other than with respect to income or similar Taxes); (ii) any data, software and records to the extent disclosure or transfer is prohibited by any license agreement or other Contract with a Person other than Affiliates of Seller, or by applicable Law, and for which no consent to transfer has been received; (iii) data and records to the extent relating to any sale of the Marketing Company Group or any Acquired Entity, including bids received from, and records of negotiations with, third Persons; and (iv) any data and records relating primarily to the Excluded Assets or the Excluded Entities.
“Extension” has the meaning set forth in Section 9.1(b).
“Federal Power Act” means the Federal Power Act, as amended, including the rules and regulations promulgated thereunder.
“FERC” means the Federal Energy Regulatory Commission.
“Final Closing Adjustment Amount” has the meaning set forth in Section 2.1(c)(v).
“Final Determination” means a determination as defined in Section 1313(a) of the Code or any similar state, local or non-U.S. Tax Law, to the extent such a Final Determination has been applied directly to a matter involving the Company or any of its subsidiaries set forth on Schedule 1.1(a).
“Final Payment Amount” means the amount of the Final Closing Adjustment Amount minus the amount of the Estimated Closing Adjustment Amount, as finally determined in accordance with Section 2.1(c)(v), which may be a positive or negative amount.
“Financial Statements” has the meaning set forth in Section 3.6(b).
“FTC” has the meaning set forth in Section 5.2(a).
“Fundamental Buyer Representations” means the representations and warranties of Buyer set forth in Section 4.1 (Formation and Power of Buyer), Section 4.2 (Authorization; Validity), Section 4.3 (No Conflict) and Section 4.5 (Brokers).
“Fundamental Seller Representations” means the representations and warranties of Seller set forth in Section 3.1 (Organization and Corporate Power), Section 3.2 (Authorization; Validity), Section 3.3 (Qualification and Corporate Power of the Acquired Entities), Section 3.4 (No Conflict), Section 3.5 (Capital Stock) and Section 3.11 (Brokers).

“GAAP” means the generally accepted accounting principles in the United States, as in effect from time to time.
“Gas in Storage” means natural gas owned by any Acquired Entity that is held in storage or local distribution company pools (i.e., title to such natural gas is with an Acquired Entity or is beneficially owned by an Acquired Entity).
“General Release and Discharge Agreement” has the meaning set forth in Section 5.10(c).
“Governmental Entity” means any federal, state, local or foreign government or any court, arbitral tribunal, administrative, competition or regulatory agency or commission or other governmental, judicial or regulatory authority, whether domestic, international or established by treaty, including any quasi-governmental body administering, regulating or having general oversight over gas, electricity or financial markets.
“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity.
“Hazardous Substance” means (i) any petrochemical or petroleum products, oil, radioactive materials, radon gas, asbestos or asbestos containing material, urea formaldehyde foam insulation and polychlorinated biphenyls; (ii) any substance, material, product, derivative, compound, mixture, mineral, chemical, waste, medical waste or gas, defined or included within the definition of a “hazardous substance,” “hazardous waste,” “hazardous material,” “toxic chemical,” “toxic substance,” “hazardous chemical,” “extremely hazardous substance,” “pollutant,” “contaminant” or any other words of similar meaning within the context used under any applicable Environmental Law; or (iii) any other chemical, material or substance, exposure to which is prohibited, limited or regulated by any applicable Environmental Law.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“IBS” means Integrys Business Support, LLC.
“Indebtedness” means, with respect to the Company or any other Acquired Entity, without duplication (a) the unpaid principal amount of, and accrued interest on, all indebtedness for borrowed money of any Acquired Entity, including indebtedness for borrowed money in favor of Seller or any of its Affiliates other than another Acquired Entity, (b) all obligations of any Acquired Entity evidenced by bonds, debentures, notes or other similar instruments or debt securities, (c) all unreimbursed obligations in respect of letters of credit and bankers’ acceptances issued for the account of any Acquired Entity that have been drawn, (d) all guaranties of any Acquired Entity in connection with clauses (a), (b) or (c) above, and (e) all prepayment or repayment premiums, penalties, interest rate breakage fees or similar payments or fees required to be paid in connection with the prepayment or repayment of any obligation otherwise deemed to be “Indebtedness” as contemplated by this Agreement.
“Indemnification Cap” has the meaning set forth in Section 10.5(c).

“Indemnification Threshold” has the meaning set forth in Section 10.5(c).
“Indemnified Party” has the meaning set forth in Section 10.2(a).
“Indemnifying Party” has the meaning set forth in Section 10.2(a).
“Initial Customer List” means the Customer List reflecting information as of the dates set forth therein, and delivered by Seller to Buyer on or prior to the date hereof in the form of a CD-ROM labeled “Initial Customer List”.
“Initial Position Report” means the Position Report dated as of May 31, 2014, and delivered by Seller to Buyer on or prior to the date hereof in the form of a CD-ROM labeled “Initial Position Report”.
“Intellectual Property” means: (a) all patents and applications for patents, (b) all copyrights, copyright registrations and copyright applications, (c) all trade dress and trade names, logos, Internet addresses and domain names, trademarks and service marks and related registrations and applications, and (d) computer software (including source and object code) and firmware.
“IRS” means the Internal Revenue Service.
“Knowledge” or words to such effect mean, with respect to Seller, the actual knowledge of the Persons listed on Schedule 1.1(d).
“Law” means any applicable constitutional provision, statute, ordinance, principle of common law or other law, rule, code, ordinance, protocol, directive, regulation, or interpretation of any Governmental Entity and any decree, injunction, stay, judgment, order, ruling, assessment or writ, in each case having the effect of law.
“Liens” means any mortgages, liens, charges, security interests, restrictions, options, pledges, claims, conditional and installment sale agreements, activity and use limitations, and restrictions, easements, licenses, rights of way, restricting exceptions, covenants, and charges of any kind, or encumbrances of any nature.
“Major Attrition Delay Event” has the meaning set forth in Schedule 1.1(k).
“Major Attrition Event” has the meaning set forth in Schedule 1.1(k).
“Marked Materials” has the meaning set forth in Section 5.11.
“Marketing Company Group” means the Acquired Entities, considered on a consolidated basis after giving effect to the exclusion of the Excluded Assets.
“Marketing Company Group Financial Statements” has the meaning set forth in Section 3.6(b).

“Material Adverse Effect” means: (a) a change or effect, whether resulting from events, actions, inactions, facts, developments, conditions or circumstances, that either individually or in the aggregate is materially adverse to the business, assets, condition (financial or otherwise), or results of operations of the Marketing Company Group, excluding any changes or effects resulting from or relating to: (i) general changes or developments in the international, national or regional economy, financial markets, interest rates, securities markets (including changes in interest rates and changes in financial, banking, political or business conditions, currency and capital markets) or commodity markets, in each case, which do not have a materially disproportionate effect (relative to other industry participants) on the Marketing Company Group, (ii) changes in or adoption of Laws (including changes in Laws affecting retail energy providers as a group) or in the political or regulatory climate generally or in any specific region, in each case, which do not have a materially disproportionate effect (relative to other industry participants) on the Marketing Company Group, (iii) changes in conditions or developments generally applicable to any industry or market in which any of the Acquired Entities operate, including any changes or developments in the wholesale or retail energy markets or capacity prices, and including any changes or developments due to actions by competitors, in each case which do not have a materially disproportionate effect (relative to other industry participants) on the Marketing Company Group, (iv) acts of war or terrorism or changes imposed by a Governmental Entity associated with additional security to address concerns of terrorism, or otherwise associated with the foregoing, (v) an Excluded Asset, (vi) changes in GAAP or accounting standards or interpretations thereof, (vii) any changes in commodity prices or related hedging markets, (viii) any failure by the Marketing Company Group to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that any change, event, condition, fact, inaction, circumstance, development or occurrence underlying such failure that is not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether a Material Adverse Effect has occurred), (ix) weather conditions or customer use patterns, (x) the public announcement or pendency of the transactions contemplated by this Agreement or as a result of actions specifically contemplated by this Agreement and (xi) any changes or effects that are cured (including by the payment of money) before the earlier of the Closing and the termination of this Agreement pursuant to Article IX; or (b) any event, occurrence or circumstance that would reasonably be expected to prevent or materially delay the performance by Seller or its Affiliates of any material obligation under, or the consummation of the transactions contemplated by, this Agreement.
“Material Contract” means any Contract to which any Acquired Entity is a party or by which it or any of its properties is bound (excluding any Contract to the extent relating solely to the Excluded Assets) and which:

(a)
since December 31, 2011, is for the sale, lease or other disposition by any Acquired Entity of any of its assets and pursuant to which an Acquired Entity has remaining material obligations, other than (i) assets which are obsolete or no longer used by the Acquired Entity, (ii) assets sold in the ordinary course of business or (iii) assets that are not, individually or in the aggregate, material to the Marketing Company Group;

(b)
since December 31, 2011, is a Contract for the purchase, lease or other acquisition by any Acquired Entity of any assets (including materials, supplies, goods, services, equipment, etc.) and pursuant to which an Acquired Entity has remaining material obligations, other than (i) assets purchased in the ordinary course of business or (ii) assets that are not, individually or in the aggregate, material to the Marketing Company Group;

(c)
contains covenants of any Acquired Entity (i) not to compete in any line of business, with any Person or in any geographical area, (ii) not to offer or sell any product or service to any Person or class of Persons, (iii) to offer or sell any product or service to any Person or class of Persons on an exclusive basis or (iv) granting “most favored nation” or similar rights to any Person;

(d)
evidences or guarantees Indebtedness (including letters of credit or similar instruments) and any mortgage, security agreement, guarantee, pledge agreement or similar Contract providing for any Lien (other than Permitted Liens) on any of the material assets of any Acquired Entity and that secures Indebtedness;

(e)
is a Contract of surety, guarantee or indemnification (other than indemnification obligations set forth in Contracts arising in the ordinary course of business) or involving any letter of credit, treasury security, comfort letter or surety bond posted by or on behalf of any Acquired Entity in support of the obligations of another Person (other than another Acquired Entity) or any of the foregoing given by a Person (other than another Acquired Entity) in support of the obligations of any Acquired Entity;

(f)	establishes any partnership, joint venture or similar arrangement involving the sharing of profits or losses;

(g)
could reasonably be expected to result in the payment to any employee of total annual compensation in excess of $150,000 or annual bonus compensation in excess of $100,000 or committing to give any employee the right or possibility to earn a share of the revenue, income or margin generated by such employee (directly or through the results of a group of employees) or providing for retention bonuses, change in control bonuses, severance, termination or similar pay or benefits to any current or former director, officer, employee, consultant or other independent contractor of any Acquired Entity;

(h)	grants any power of attorney with respect to the affairs of any Acquired Entity other than would be terminated at or prior to the Closing;

(i)	evidences settlement of litigation with outstanding material obligations (other than confidentiality obligations) of any Acquired Entity;

(j)	is a Contract listed on Schedule 3.13(a);

(k)	is a Contract listed on Schedules 3.16(a)(i) or 3.16(a)(ii);

(l)	primarily relates to the sharing or allocation of Taxes (other than Tax indemnities and allocations in the ordinary course of business);

(m)	is a Customer Contract with any federal, state, county or city Governmental Entity with annual volumes greater than 500,000 decatherms or 20,000 megawatt-hours;

(n)
is with or causes an Acquired Entity to perform as a third party broker or agent that markets electricity, natural gas or other products or otherwise receives payment for facilitating a retail sales transaction, including an agency, dealer, sales representative or other similar agreement;

(o)	is an Affiliate Contract;

(p)	is an aggregation contract with a Governmental Entity pursuant to an aggregation statute for sales to a group or aggregation of Persons involving annual sales revenues in excess of $1,000,000;

(q)
is a Customer Contract for (1) natural gas where (A) the Net Booked Margin on an annualized basis is such that it is among the highest twenty percent (20%) of all Customer Contracts for natural gas (determined as of the most recent month end, 2014) or (B) the volume on an annualized basis is such that it is among the highest twenty percent (20%) of all Customer Contracts for natural gas (determined as of the most recent month end, 2014), or (2) for electricity where (A) the Net Booked Margin on an annualized basis is such that it is among the highest twenty percent (20%) of all Customer Contracts for electricity (determined as of the most recent month end, 2014) or (B) the volume on an annualized basis is such that it is among the highest twenty percent (20%) of all Customer Contracts for electricity (determined as of the most recent month end, 2014);

(r)	is a Contract with a third party service provider relating to telemarketing services or other mass marketing;

(s)
is a Contract, other than a Customer Contract, that is (i) a natural gas marketing Contract; (ii) a Contract for management services with respect to natural gas or other related products and services; (iii) a Contract in respect of natural gas marketing or portfolio administration (including billing arrangements) other than the types referenced in clauses (i) and (ii); (iv) a natural gas transportation or storage Contract or venture; or (v) for the purchase of natural gas from a supplier that was one of the top 10 suppliers of natural gas to the Marketing Company Group by volume during calendar year 2013 or is reasonably expected to be one of the top 10 suppliers by volume of natural gas to the Marketing Company Group during calendar year 2014;

(t)
is a Contract, other than a Customer Contract, that is (i) an electricity marketing Contract; (ii)  a Contract for management services with respect to electricity or other related products and services; (iii)  a Contract in respect of electricity marketing or scheduling administration (including Contracts for interfacing with system operators) other than the types referenced in clauses (i) and (ii); or (iv) for the purchase of electricity from a supplier that was one of the top 10 suppliers of electricity to the Marketing Company Group by volume during calendar year 2013 or is reasonably expected to be one of the top 10 suppliers by volume of electricity to the Marketing Company Group during calendar year 2014;

(u)
is with a pipeline or local distribution company or utility or other gas transportation or storage provider, or transmission organization, system operator, power pool or other electric transmission or distribution service provider; or enables an Acquired Entity to obtain services from any such Person, including billing services or services related to the collection or purchase of receivables; or

(v)
is a Contract, other than a Trading Contract or a Customer Contract, involving consideration in excess of $250,000 or is material to the Marketing Company Group in the operation of the Business and was not entered into in the ordinary course of business.

“Multiemployer Plan” means a multiemployer plan, as defined in Sections 3(37) and 4001(a)(3) of ERISA.
“Net Booked Margin” means, with respect to a Contract, the margin expected to be earned over the remaining term of such Contract, as recorded in Seller’s operating systems as of the applicable date of determination, net of broker fees.
“Noncontrolling Party” has the meaning set forth in Section 10.2(c).
“Outside Date” has the meaning set forth in Section 9.1(b).
“Parties” means Buyer and Seller and “Party” means either Buyer or Seller, as applicable.
“PBGC” means the Pension Benefit Guaranty Corporation.
“Permits” has the meaning set forth in Section 3.7(b).
“Permitted Liens” means: (a) Liens set forth on Schedule 1.1(e), (b) Liens for Taxes not yet due and payable or being contested in good faith through appropriate proceedings and for which adequate reserves are reflected on the Financial Statements, (c) water, mineral, oil or gas rights granted to or reserved by third parties that would not be expected to be material to the Marketing Company Group in the operation of the Business, (d)  Liens that would be shown by an accurate survey and would not be expected to be material to the Marketing Company Group in the operation of the Business, (e) zoning, entitlement, conservation restriction and other land use and environmental regulations or rights imposed or granted by any Governmental Entity, (f) materialmen’s, warehousemen’s and mechanics’ Liens and other Liens arising by operation of law in the ordinary course of business for sums not yet due or which would not reasonably be expected to, individually or in the aggregate, be material to the Marketing Company Group in the operation of the Business, (g) the rights of the Parties pursuant to this Agreement and any other instruments to be delivered hereunder and (h)  such other Liens, imperfections in or failures of title, easements, leases, licenses, restrictions, encroachments, activity and use limitations (in each case, not incurred in connection with Indebtedness), as would not reasonably be expected to materially interfere with the operation of the Business as presently conducted.
“Person” means and includes an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an unincorporated organization or a Governmental Entity or any other separate legal entity recognized pursuant to Law.
“Position Report” means a position report covering the positions of each Trading Contract, substantially in the format of the lists contained in files numbered 6.3.11 (“TEGE Wholesale Power MTM 03312014 Energy-Capacity-Renewables”) and 6.3.41 (“Gas MTM Retail Analysis Detail 03-31-14”) contained in the Data Room, and shall (a) set forth the positions on a transaction-by-transaction basis (and shall not aggregate or net positions among transactions), (b) include physical and financial electricity (including capacity and ancillary service products thereto), natural gas (including transport and storage assets) and other commodities and emissions and renewable energy credits and (c) set forth the trade dates, volume and price (or, if floating, the applicable index).
“Post-Closing Period” has the meaning set forth in Section 5.4(c)(iii).
“Pre-Closing Period” has the meaning set forth in Section 5.4(c).
“Preliminary Closing Adjustment Amount” has the meaning set forth in Section 2.1(c)(ii).
“Preliminary Closing Adjustment Schedule” has the meaning set forth in Section 2.1(c)(ii).
“Purchase Price” has the meaning set forth in Section 2.1(b).
“Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, including all electrical, mechanical, plumbing and other building systems such as fire protection, security, surveillance systems, telecommunications, computers, wiring and cable installations, utility installations, water distribution systems, and landscaping; all easements and other rights and interests appurtenant thereto, including air, oil, gas, mineral and water rights owned by any Acquired Entity and used or intended to be used in, or otherwise related to, the Business together with all Company Leases, including the right to all security deposits and other amounts and instruments deposited by or on behalf of any Acquired Entity thereunder.
“Reasonable Efforts” means commercially reasonable efforts.
“Records” means the data (including the Customer List) and records of the Marketing Company Group, in whatever form or medium, excluding the Excluded Records.
“Related Agreements” has the meaning set forth in Section 5.10.
“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, dispersing, emanating or migrating in, into or through the environment (including the abandonment or discarding of barrels, containers or other closed receptacles containing any Hazardous Substances).
“Reorganization” means the reorganization described on Schedule 1.1(f).
“Required Approvals” means collectively, the Seller’s Required Approvals and the Buyer’s Required Approvals.
“Restricted Persons” has the meaning set forth in Section 5.13(a).
“Retained Employees” has the meaning set forth in Section 5.7(a)(i).
“Retention Agreements” means those certain agreements between the Company and certain employees entered into pursuant to and in accordance with the Retention Plan.
“Retention Plan” means the Company’s retention plan, as described in Schedule 1.1(g).
“Section 338 Forms” means an IRS Form 8023, together with any schedules or attachments thereto that are required pursuant to Treasury Regulations Section 1.338(h)(10)-1(c), and any corresponding forms, schedules, or attachments required to be filed under the Tax Laws of the relevant states.
“Section 338 Subsidiaries” means Integrys Energy Services of New York, Inc. and Compass Energy Services, Inc.
“Section 338(h)(10) Elections” means an election described in Section 338(h)(10) of the Code with respect to Seller’s sale of the Stock to Buyer and with respect to the deemed sale of the stock of the Section 338 Subsidiaries pursuant to this Agreement, and any corresponding elections under the Tax Laws of the relevant states.
“Seller” has the meaning set forth in the first paragraph of this Agreement.
“Seller Credit Support” has the meaning set forth in Section 5.15(a).
“Seller Marks” has the meaning set forth in Section 5.11.
“Seller Protected Parties” has the meaning set forth in Section 10.1(b).
“Seller’s Required Approvals” has the meaning set forth in Section 3.10.
“Severance Plan” has the meaning set forth in Section 5.7(a)(ii).
“Specified Employee” has the meaning set forth in Section 5.7(a)(ii).
“Stock” has the meaning set forth in the Recitals.
“Storage Inventory” means (i) the value of all hedged Gas in Storage as of the Closing Date, as calculated by multiplying the actual volume of such hedged Gas in Storage by the “weighted average cost of gas” (as defined below), plus (ii) the value of all unhedged Gas in Storage as of the Closing Date, as calculated by multiplying the actual volume (expressed in decatherms) of such unhedged Gas in Storage by the applicable index price set forth on Schedule 1.1(j) for the month in which the Closing Date occurs for the respective location of such natural gas, and in a manner consistent with the determination of the Storage Inventory value set forth on Schedule 1.1(b). The “weighted average cost of gas” for purposes of this definition shall mean a rate (expressed in $/decatherm) that is the quotient of (a) the book inventory dollar balance of all Gas in Storage as of the Closing Date, adding back the lower of cost or market adjustments, divided by (b) the actual volume of all Gas in Storage as of the Closing Date.
“Straddle Period” has the meaning set forth in Section 5.4(c)(ii).
“Tax” or “Taxes” means any and all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, ad valorem, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, transfer, registration, stamp, occupation, premium, property, windfall profits, fuel, gas import, customs, duties, value added, alternative or add on minimum, estimated, or other similar taxes, fees or payments imposed by any Tax Authority, together with all interest, penalties, deficiency assessments and additions to tax imposed with respect to such amounts, and including any obligations to indemnify or otherwise assume or succeed to the tax liability of any other Person.
“Tax Authority” means any Governmental Entity having jurisdiction over the assessment, determination, collection or imposition of any Tax.
“Tax Controlling Party” has the meaning set forth in Section 5.4(f).
“Tax Laws” shall mean the Code and any other Laws relating to Taxes and any regulations or official administrative pronouncements released thereunder.
“Tax Non-Controlling Party” has the meaning set forth in Section 5.4(f).
“Tax Proceeding” has the meanings set forth in Section 5.4(e).
“Tax Return” means any return, report, statement, estimated Tax filing, form (including elections, declarations, claims for refund, schedules or information returns), or other document, together with all amendments and supplements thereto (including all related and supporting information) required to be filed with or supplied to a Tax Authority.
“Taxable Period” means any taxable year or any other period with respect to which any Tax may be imposed under any Tax Law.
“Third Party Claim” has the meaning set forth in Section 10.2(b).
“Title IV Plan” has the meaning set forth in Section 3.12(e).
“Trademark License Assignment Agreement” has the meaning set forth in Section 5.10(b).

“Trading Contracts” means, other than Customer Contracts, any forward, futures, option, swap, hedge, collar, cap, floor or similar Contract regarding electricity or natural gas, and any other derivative instrument, Contract, confirmation or arrangement based thereon or on any related indices, regardless of whether such instrument, Contract or arrangement provides for or results in physical delivery of the commodity or cash settlement. Trading Contracts shall include instruments, Contracts and arrangements for the forward delivery of physical output of assets and physical supply obligations, and for emissions credits and renewable energy credits.
“Transfer Tax” means any sales, use, transfer, real property transfer, recording, stock transfer and other similar Tax, excluding any Tax measured by or imposed on net income.
“Transition Services Agreement” has the meaning set forth in Section 5.10(a).
“WARN Act” means the Worker Adjustment and Retraining Notification Act, 29 U.S.C. § 2109 et seq. and the regulations promulgated thereunder and any analogous state, local or foreign Law (including any state Laws relating to plant closings or mass layoffs).
ARTICLE II.
PURCHASE AND SALE OF STOCK
Section 2.1.    Purchase and Sale of the Stock. Subject to the terms and conditions set forth in this Agreement:
(a)    Transfer of the Stock. At the Closing, Seller shall sell, convey, transfer, assign, and deliver to Buyer, and Buyer shall purchase from Seller, all of the Stock free and clear of all Liens.
(b)    Purchase Price. The consideration to be paid for the Stock (the “Purchase Price”) shall be (i) $60,000,000 (the “Base Price”), plus (ii) the Adjusted Net Working Capital as of the end of the day immediately preceding the Closing Date, minus (iii) the Attrition Adjustment (if any that results in an adjustment to the Purchase Price), as may be adjusted pursuant to this Section 2.1. At the Closing, Buyer shall pay Seller an amount (the “Estimated Purchase Price”) equal to the result of (A) the Base Price plus (B) the estimated Adjusted Net Working Capital as of the end of the day immediately preceding the Closing Date, as reasonably estimated by Seller after consultation with Buyer, minus (C) the Attrition Adjustment (if any that results in an adjustment to the Purchase Price), as reasonably estimated by Seller after consultation with Buyer. The result of clause (B) minus clause (C) in the immediately preceding sentence is referred to as the “Estimated Closing Adjustment Amount”. The Estimated Purchase Price shall be paid by wire transfer of immediately available funds to a bank account designated by Seller. Seller shall provide wire instructions to Buyer at least two (2) Business Days prior to the Closing.
(c)    Finalization of Estimated Purchase Price.
(i)    At least five (5) Business Days prior to the anticipated Closing Date, Seller shall deliver to Buyer a calculation of the Estimated Purchase Price, which shall include schedules detailing the calculation of the Estimated Closing Adjustment Amount. Seller’s calculations of the Estimated Closing Adjustment Amount shall be shown in reasonable detail, consistent with the level of detail provided on Schedule 1.1(b) and Schedule 1.1(k), as applicable.
(ii)    As promptly as practicable, but in no event later than ninety (90) days after the Closing Date, Buyer shall prepare and deliver to Seller a schedule (the “Preliminary Closing Adjustment Schedule”) showing the calculation of (A) the amount of the Adjusted Net Working Capital as of the end of the day immediately preceding the Closing Date, which calculation shall be shown in reasonable detail, consistent with the level of detail provided on Schedule 1.1(b), and (B) the amount of the Attrition Adjustment (if any that results in an adjustment to the Purchase Price) (together with the amount in clause (A) above, the “Preliminary Closing Adjustment Amount”). Seller shall make available any information or personnel as reasonably requested by Buyer to assist Buyer in preparing the Preliminary Closing Adjustment Schedule.
(iii)    Within thirty (30) days following the receipt by Seller of the Preliminary Closing Adjustment Schedule, Seller shall review such schedule. During such time, Seller shall be permitted to review the work papers of Buyer and the Marketing Company Group relating to the calculation and amounts shown on the Preliminary Closing Adjustment Schedule and shall have such access to personnel of Buyer and the Marketing Company Group as may be reasonably necessary to permit Seller to review in detail the manner in which such schedule was prepared. Buyer shall reasonably cooperate with Seller in facilitating such review. All items on the Preliminary Closing Adjustment Schedule which are not objected to by Seller (by written notice to Buyer specifying such items in reasonable detail) by the expiration of such thirty (30) day period shall be deemed agreed upon by the Parties and shall be deemed conclusive for purposes of calculating the amount of the Final Closing Adjustment Amount.
(iv)    The Parties shall attempt to resolve any disputed items which Seller notified Buyer of pursuant to Section 2.1(c)(iii) above (the “Disputed Items”) within thirty (30) days (or such longer period as mutually agreed by the Parties) after receiving written notice from Seller. If during such thirty (30) day period (or such longer period, as applicable) any Disputed Items cannot be resolved, Seller and Buyer shall, within ten (10) days thereafter, cause a mutually agreed upon arbitrator, which shall be a nationally recognized accounting firm or other qualified firm mutually acceptable to the Parties, to promptly review this Agreement and the remaining Disputed Items for purposes of resolving the Disputed Items and calculating the Final Closing Adjustment Amount. If Buyer and Seller are unable to mutually agree upon such arbitrator within twenty (20) days, either Buyer or Seller may thereafter request that the American Arbitration Association select such arbitrator and such selection shall be binding upon the Parties. In making such calculation, such arbitrator shall make a determination only of Disputed Items not resolved by the

Parties and in the case of all other items shall use the amounts which are agreed upon by the Parties. Such arbitrator shall be instructed to deliver to Seller and Buyer, as promptly as practicable, but in no event later than thirty (30) days after the date such Disputed Items are submitted to the arbitrator, a report setting forth its resolution of the remaining Disputed Items and its calculation of the Final Closing Adjustment Amount which report shall be final and binding upon the Parties hereto. The cost of such review and report shall be borne by the Party against whom the disagreement is in large part resolved or, if the resolution does not substantially favor either Party, such costs shall be borne equally by Seller and Buyer. In all events, such arbitrator shall determine the assessment of such costs.
(v)    The Preliminary Closing Adjustment Amount as agreed to by the Parties (including agreement demonstrated by Seller’s silence pursuant to Section 2.1(c)(iii) above) or as calculated by the arbitrator pursuant to Section 2.1(c)(iv) above, as the case may be, shall be the “Final Closing Adjustment Amount”, which shall be conclusive for all purposes of this Agreement. If the Final Payment Amount is positive, Buyer shall promptly pay to Seller, in the manner provided herein, the Final Payment Amount, and if the Final Payment Amount is negative, Seller shall promptly pay to Buyer, in the manner provided herein, the absolute value of the Final Payment Amount. Any payments pursuant to this Section 2.1(c)(v) shall be made within two (2) Business Days after the determination of the Final Closing Adjustment Amount and related Final Payment Amount and shall be made by causing such payments to be credited in immediately available funds to the account of Buyer or Seller, as the case may be, as may be designated by the Party receiving payment.
(vi)    Notwithstanding the timing requirements governing the calculation of the Adjusted Net Working Capital set forth in Sections 2.1(c)(ii), (iii), (iv) and (v) above, to the extent certain information from local distribution companies or independent system operators is required for such calculation and is not timely available to be reflected on the Preliminary Closing Adjustment Schedule to be delivered by Buyer within 90 days after the Closing Date, the Parties agree that a reasonable estimate of such amounts shall be utilized for such purpose. If such information becomes available within one (1) year after the Closing Date, an additional adjustment to the Purchase Price shall be effected promptly by the Parties based on such information; otherwise, if such information does not become available within one (1) year of the Closing Date, an additional adjustment to the Purchase Price shall be effected promptly by the Parties using a reasonable estimate based upon the best information available at such time, in each case, in accordance with the terms of this Agreement as if such information had been timely available within 90 days after the Closing Date. For the avoidance of doubt, no additional adjustments shall be made for such information that becomes available after one (1) year after the Closing Date. The dispute resolution mechanism set forth in Section 2.1(c)(iii), (iv) and (v) above shall apply, mutatis mutandis to the calculation of such adjustment.

Section 2.2.    Allocation.
(a)    As promptly as practical, but in no event later than ninety (90) days after the Closing Date, Buyer shall deliver to Seller a statement (the “Allocation Statement”) reflecting the allocation of the Purchase Price, as adjusted, to reflect assumed liabilities and other amounts deemed paid by Buyer for federal income Tax purposes, all in accordance with the Treasury Regulations promulgated under Section 338(h)(10) of the Code (the “Allocation”).
(b)    Within thirty (30) days following the receipt by Seller of the Allocation Statement, Seller shall review the Allocation Statement. If Seller does not object to the Allocation Statement (by written notice to Buyer specifying the reasons therefor in reasonable detail) by the expiration of such thirty (30) day period, it shall be deemed agreed upon by the Parties and shall be deemed conclusive for purposes of the Allocation.
(c)    The Parties shall attempt to resolve any dispute with respect to the Allocation Statement within fifteen (15) days after Buyer receives notice of such dispute from Seller. If during such fifteen (15) day period, or such longer period as may be mutually agreed by the Parties, any dispute cannot be resolved, each of Buyer and Seller may allocate the Purchase Price and report the sale as each of Buyer and Seller determine in their sole discretion. If Buyer and Seller do agree upon an Allocation Statement (or Seller does not timely propose any changes thereto), neither Buyer nor Seller nor any of their Affiliates shall file any Tax Return or take a position with any Tax Authority that is inconsistent therewith unless otherwise required by Law. If any Tax Authority disputes any portion of an Allocation Statement, the Party receiving notice shall notify the other Party concerning the dispute and its resolution.
(d)    In the event that there is any adjustment to the Purchase Price subsequent to the determination of the Allocation, then within fifteen (15) days following any such adjustment, the Parties shall make any resulting adjustments to the Allocation in a manner that is consistent with the events that gave rise to the adjustment of the Purchase Price or, if they cannot agree within fifteen (15) days, in accordance with Section 2.2(c).
ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF SELLER
Except as otherwise disclosed in the disclosure schedules delivered by Seller to Buyer on the date hereof, Seller hereby represents and warrants to Buyer as of the date hereof and as of the Closing Date as follows:
Section 3.1.    Organization and Corporate Power.
(a)    Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Wisconsin and has the requisite corporate power and authority to execute, deliver and perform this Agreement and each of the Related Agreements to which it is a party.

(b)    The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Wisconsin. Each of the Acquired Entities other than the Company is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, as set forth on Schedule 3.1.
(c)    Seller has made available to Buyer the articles of incorporation and bylaws (or similar organizational documentation) of the Company and each other Acquired Entity and the same are true and complete, as amended through the date hereof. The Company is not in default under or in violation of any of the provisions of its articles of incorporation or bylaws, and no other Acquired Entity is in default under or in violation of its organizational documents.
Section 3.2.    Authorization; Validity.
(a)    Seller or its Affiliates, as applicable, each have all necessary right, power, capacity and authority to execute and deliver this Agreement and each of the Related Agreements to which it is a Party, to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder, and no other corporate or limited liability company actions (or other action of the appropriate organizational types for any Affiliate that is not a corporation or limited liability company) on the part of Seller or its Affiliates are necessary to authorize the execution, delivery and performance of this Agreement or any of the Related Agreements to which Seller or any of its Affiliates is a party or the consummation of the transactions contemplated hereby or thereby.
(b)    This Agreement has been duly executed and delivered by Seller and constitutes the valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law). When executed and delivered by Seller or any of its Affiliates (excluding the Company and each of the other Acquired Entities) on the Closing Date, each of the Related Agreements to which such Person is a party shall have been duly executed and delivered by such Person and shall constitute the valid and binding obligation of such Person, enforceable against such Person in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law).
Section 3.3.    Qualification and Corporate Power of the Acquired Entities. The Company and each of the other Acquired Entities is duly licensed or qualified to transact business as a foreign corporation in each jurisdiction in which the nature of the business transacted by it or the character of the properties owned or leased by it requires such licensing or qualification. The Company and each of the other Acquired Entities has the requisite corporate power and authority to own, lease or otherwise hold its properties and assets and to carry on its business as now conducted.

Section 3.4.    No Conflict. Except as set forth on Schedule 3.4, the execution, delivery and performance by Seller or any of its Affiliates of this Agreement and each of the Related Agreements and other documents and instruments contemplated hereby or thereby to which Seller or any of its Affiliates is a party, and the consummation by Seller and any of its Affiliates of the transactions contemplated hereby and thereby, will not (a) violate, conflict with or result in a breach of any provisions of the certificate of incorporation, bylaws or other similar organizational documents of Seller, any such Affiliates or any Acquired Entity, (b) violate any Law or any Governmental Order applicable to Seller, any such Affiliates or any Acquired Entity or (c) violate or conflict with, in any material respect, or constitute (with due notice or lapse of time or both) a material default under, any Material Contract.
Section 3.5.    Capital Stock.
(a)    Seller is the sole record and beneficial owner of all of the authorized, issued and outstanding capital stock of the Company, consisting of 1,296 shares of common stock, no par value. Schedule 3.5 sets forth for each Acquired Entity other than the Company: (i) its authorized capital stock, (ii) the number of issued and outstanding shares of its capital stock and (iii) the holder of all of its shares of capital stock. There are (w) no authorized or outstanding subscriptions, warrants, options, convertible securities or other rights (contingent or otherwise) to purchase or otherwise acquire from any Acquired Entity any equity interests of or in such Acquired Entity, (x) no commitments on the part of any Acquired Entity to issue shares, subscriptions, warrants, options, convertible securities, partnership interests or other similar rights, (y) no equity securities of any Acquired Entity reserved for issuance for any such purpose and (z) no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to any Acquired Entity. No holder of Indebtedness of any Acquired Entity has any right to convert or exchange such Indebtedness for any equity securities or other securities of an Acquired Entity or the right to vote for the election of directors or managers or on any other matters with respect to such Acquired Entity. No Person, other than the Seller or an Acquired Entity, owns any capital stock or other interest in the Company or another Acquired Entity. Neither the Company nor any other Acquired Entity owns any capital stock, voting securities, or other equity interest in any Person (other than other Acquired Entities and, as of the date hereof, the Excluded Entities).
(b)    Neither the Company nor any other Acquired Entity has an obligation (contingent or other) to purchase, redeem or otherwise acquire its equity securities. Except for this Agreement, there is no voting trust or agreement, stockholders agreement, pledge agreement, buy-sell agreement, right of first refusal, preemptive right or proxy relating to any equity securities of any Acquired Entity. Other than as provided for on Schedule 3.5, neither the Company nor any other Acquired Entity owns any equity interests in any Person. Neither the Company nor any other Acquired Entity is subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any other Person.
(c)    All of the Stock has been duly authorized and validly issued, is fully paid and nonassessable, and shall as of the Closing be free and clear of all Liens. All capital stock of each Acquired Entity (other than the Company) has been duly authorized and validly issued, is fully paid and nonassessable, and shall as of the Closing be free and clear of all Liens.
Section 3.6.    Financial Statements; Undisclosed Liabilities.
(a)    Seller has made available to Buyer true and complete copies of (i) the audited consolidated balance sheet of the Company as of December 31, 2013 and the related audited consolidated statement of income and cash flows for the year ended December 31, 2013 and (ii) the unaudited consolidated balance sheet of the Company, as of April 30, 2014 (collectively, the “Company Financial Statements”). The Company Financial Statements are set forth in Schedule 3.6(a), are consistent with the Books and Records of the Company, have been prepared in accordance with GAAP consistently applied, and fairly present in all material respects the financial condition and the results of operations and cash flows of the Company as of the dates thereof and the results of its operations for the periods covered thereby.
(b)    Seller has made available to Buyer the unaudited pro forma balance sheet and statement of income of the Marketing Company Group as of May 31, 2014 (collectively, the “Marketing Company Group Financial Statements” and together with the Company Financial Statements, the “Financial Statements”). The Marketing Company Group Financial Statements are set forth in Schedule 3.6(b), are consistent with the Books and Records of the Company, have been prepared in accordance with GAAP consistently applied and fairly presents in all material respects the financial condition of the Marketing Company Group as of the date thereof, except that (i) no statement of cash flows, shareholders equity or comprehensive income have been included and no footnotes have been included and (ii) certain pro forma adjustments have been made as are noted on the Marketing Company Group Financial Statements.
(c)    Except as set forth on Schedule 3.6(c), no Acquired Entity has any liability or obligation (whether accrued, absolute, contingent or otherwise) which, individually or in the aggregate, is material to the Marketing Company Group other than (i) liabilities reflected or reserved against in the Financial Statements, (ii) liabilities or obligations that have arisen since December 31, 2013, in the ordinary course of business, none of which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (iii) liabilities or obligations arising from the transactions and positions disclosed on the Initial Customer List or the Initial Position Report delivered to Buyer pursuant to this Agreement (or the updated Customer List or Position Report delivered pursuant to Section 5.16 prior to the Closing, as applicable), and incurred in accordance with the terms of the applicable underlying Contract, or (iv) liabilities or obligations incurred in accordance with the terms of this Agreement or any Material Contract.
(d)    Except with respect to Seller Credit Support and expenses incurred under Affiliate Contracts which are reimbursed by, or otherwise passed through to, an Acquired Entity, Seller and its Affiliates (other than the Acquired Entities) do not maintain in their respective financial Books and Records any material liability or expense reserves or similar financial accounts relating to the business of the Marketing Company Group.
Section 3.7.    Compliance with Law; Permits; Proceedings.
(a)    Except as set forth on Schedule 3.7, each of the Acquired Entities is currently in compliance in all material respects with all Laws and Governmental Orders applicable to it or its assets, properties or business (other than employment and labor Laws, which are addressed in Section 3.12, and Environmental Laws, which are addressed in Section 3.15). For the avoidance of doubt, the representation and warranty in this Section 3.7(a) includes all Laws applicable to (i) consumer credit reporting, consumer solicitation via telecommunications and other marketing methods, consumer protection (including providing all notices and obtaining all consents and registrations required under the Consumer Credit Protection Act and Telephone Consumer Protection Act), consumer debt collection (including complying with the Fair Debt Collection Practices Act), electronic signatures, and the use, disclosure or privacy of customer data, and (ii) the Business’s natural gas activities in Canada and the import and export of natural gas to and from Canada.
(b)    The Acquired Entities hold all licenses, franchises, permits, certificates, approvals and authorizations from Governmental Entities necessary for the lawful conduct, in all material respects, of the Business (collectively, the “Permits”), including all Permits and governmental authority to record and monitor consumer telephone conversations and all Permits and governmental registrations to engage in telemarketing and other regulated mass marketing. The Acquired Entities are in compliance in all material respects with the terms of such Permits. The Permits are valid and in full force and effect, no condition exists that with notice or lapse of time or both would constitute a default under the Permits and none of the Permits will be terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated hereby.
(c)    Except as set forth on Schedule 3.7, there are no Actions pending or, to Seller’s Knowledge, threatened in writing against or involving any Acquired Entity, before or by any Governmental Entity which are material to the Marketing Company Group or that could reasonably be expected to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.
Section 3.8.    Tax Matters.
(a)    There have been properly completed and filed on a timely basis all material Tax Returns required to be filed by or with respect to any Acquired Entity pursuant to applicable Law. All such Tax Returns were true, correct and complete in all material respects. Except as set forth on Schedule 3.8, and except for consolidated, unitary, group, or similar Tax Returns that include Seller or any of Seller’s Affiliates, no Acquired Entity is currently the beneficiary of any extensions of time within which to file any material Tax Return.
(b)    The Acquired Entities have complied with all applicable Tax Laws in all material respects and all material Taxes required to be paid to a Tax Authority by or with respect to the Acquired Entities or the Business have been paid, except such Taxes if any, as set forth on Schedule 3.8 that are being contested in good faith.
(c)    Except as set forth on Schedule 3.8, there is no Action, suit, proceeding, investigation, audit or claim pending or, to the Knowledge of Seller, threatened with respect to any Taxes of or with respect to any of the Acquired Entities. No Tax deficiency or adjustment to Taxes has been asserted or assessed by a Tax Authority in writing or, to the knowledge of the Seller, otherwise against or with respect to any Acquired Entity or the Business that has not been satisfied by payment, settled or withdrawn.
(d)    No notice has been received from any Tax Authority in any jurisdiction in which the Acquired Entities or Seller does not file a Tax Return that the Acquired Entities or the Business may be subject to taxation by that jurisdiction.
(e)    No Acquired Entity has participated (within the meaning of Treasury Regulations Section 1.6011-4(c)(3)) in any listed transaction within the meaning of Treasury Regulations Section 1.6011-4(b).
(f)    Each Acquired Entity has complied in all material respects with all applicable Laws relating to the withholding of Taxes and has duly and timely withheld from employee salaries, wages and other compensation and has paid over to the appropriate Tax Authority all material amounts required to be so withheld and paid over by such Acquired Entity.
(g)    Except for Permitted Liens, there are no Liens upon the assets of any Acquired Entity arising from any failure or alleged failure to pay any Tax.
(h)    The Acquired Entities are not liable for the Taxes of any other Person pursuant to Section 1.1502-6 of the U.S. Treasury regulations or any similar provision of state or local Tax Law other than the consolidated group that includes the Seller, and there are no agreements with a Tax Authority or any Tax sharing, Tax allocation, Tax indemnity or similar agreement that will affect Taxes of the Acquired Entities.
(i)    For federal and state income Tax purposes, the Company and the Section 338 Subsidiaries are and have been corporations since their formation.
(j)    For federal and state income Tax purposes, Integrys Energy Services – Natural Gas, LLC, Compass Energy Gas Services, LLC, and Integrys Energy Services –Electric, LLC are and have been disregarded entities since their formation.
(k)    There are no outstanding requests, agreements or waivers extending the statutory period of limitations applicable to the assessment, collection or payment of any federal, state, local or other Taxes or with respect to any Tax Returns required to be filed by or with respect to the Acquired Entities, and there is no extension or request for an extension of time in which to file any Tax Return of or with respect to an Acquired Entity for any Tax Return that has not yet been filed.

(l)    Seller is eligible to make an election under Section 338(h)(10) of the Code with respect to the sale of the stock of the Company and the Section 338 Subsidiaries.
Section 3.9.    Material Contracts. The Contracts listed on Schedule 3.9 include all of the Material Contracts. Seller has made available to Buyer an accurate and complete copy of each Material Contract, in each case including all amendments and supplements. Except as otherwise set forth on Schedule 3.9(a), (i) each Material Contract is in writing or pursuant to a tariff form, duly authorized and executed or otherwise authenticated by the parties thereto, is valid, binding and in full force and effect and is enforceable by the Acquired Entity that is a party thereto in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereinafter in effect relating to creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law), (ii) the applicable Acquired Entity has performed, in all material respects, the obligations required to be performed by it under each Material Contract and there has not occurred a material violation of, or material default or breach by, any Acquired Entity under any Material Contract and (iii) to Seller’s Knowledge, the other party under each Material Contract has performed, in all material respects, the obligations required to be performed by it under such Material Contract and there has not occurred a material violation of, or material default or breach by, any other party under any Material Contract. Except as reflected in Adjusted Net Working Capital or as set forth in Schedule 3.9(b), (a) no customer under the Customer Contracts has made any prepayments in connection therewith nor does the Seller or any of its Affiliates, hold any deposits of customers in connection with the Customer Contracts and (b) no customer has a right to setoff amounts owed to the Seller or any of its Affiliates under any Customer Contract. The Initial Position Report is accurate and complete in all material respects as of the date thereof.
Section 3.10.    Consents and Approvals. Except as set forth on Schedule 3.10 and except for (i) the filings required by the HSR Act and the expiration or earlier termination of all waiting periods under the HSR Act and (ii) any required approvals under the Federal Power Act (the filings and approvals referred to in clauses (i) and (ii) above are collectively referred to as the “Seller’s Required Approvals”), no declaration, filing or registration with, or notice to, or authorization, consent or approval of any Governmental Entity or any third party is necessary for the consummation by Seller, the Company or any of the Acquired Entities of the transactions contemplated by this Agreement, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not obtained or made, would not, individually or in the aggregate, have a Material Adverse Effect.
Section 3.11.    Brokers. No Acquired Entity has any liability or obligation to pay fees or commissions to any investment banking firm, broker or finder with respect to the transactions contemplated by this Agreement except for Lazard Frères & Co. LLC or an Affiliate thereof, whose fees and expenses shall be borne exclusively by Seller without any contribution from an Acquired Entity.
Section 3.12.    Employee Benefits; Labor.
(a)    Schedule 3.12(a)(i) contains a complete and accurate list of all “employee benefit plans” within the meaning of Section 3(3) of ERISA and employee benefit programs,

including all (i) retirement, savings and other pension plans; (ii) health, medical, dental, vision, severance, insurance, disability and other employee welfare plans; (iii) employment, retention, bonus, incentive, deferred compensation, change in control, vacation, fringe benefit and other similar plans; (iv) stock options, stock purchase, restricted stock or units or other forms of equity-based compensation; (v) commission-based compensation programs; (vi) employment agreements; and (vii) any other plans, programs or arrangements providing compensation, whether or not subject to ERISA, whether written or unwritten and whether covering one person or more than one person, that are maintained by Seller, any Acquired Entity or any ERISA Affiliate with respect to any current or former employee, officer, consultant or other service provider of any Acquired Entity or to which Seller, any Acquired Entity or any ERISA Affiliate contributes on behalf of, or has any liability with respect to, any current or former employee, officer, consultant, director or other service provider of any Acquired Entity (hereafter “Employee Plans”). Schedule 3.12(a)(ii) contains a complete and accurate list of all Employee Plans sponsored by an Acquired Entity (“Company Plans”).
(b)    True and complete copies have been provided or made available to Buyer of all Employee Plans (or, in the case of an unwritten Employee Plan, a written description thereof), including the Form 5500 annual reports and accompanying schedules and actuarial reports as filed with the IRS for the most recently completed three plan years, most recent summary plan description, most recent determination letter or opinion letter, as applicable, issued by the IRS, any trust instruments and insurance Contracts forming a part of any Employee Plan, all amendments thereto, and with respect to each Employee Plan that is a Company Plan, all documents and correspondence relating to the Company Plan received from or provided to the Department of Labor, the PBGC, the IRS or any other Governmental Entity during the past three (3) years.
(c)    All Employee Plans have been established, maintained, operated and administered in compliance with their terms and each Employee Plan complies in all material respects with the requirements of applicable Law, including, without limitation, ERISA, the Code and, as applicable, the Pregnancy Discrimination Act of 1978, the Age Discrimination in Employment Act, as amended, the Family and Medical Leave Act of 1993 and the Health Insurance Portability and Accountability Act. There are no unfunded obligations of the Seller or any of its subsidiaries under any Employee Plan that are required to be funded under applicable Law and all contributions or payments required to be made to each Company Plan have been timely made and all obligations in respect of each Company Plan have been properly accrued and reflected on each applicable Acquired Entity’s financial statements.
(d)    Except as provided in Schedule 3.12(d), all Employee Plans intended to be “qualified” under Section 401 of the Code have filed for or received favorable determination letters or, as applicable, opinion letters, with respect to such qualified status from the IRS. The determination letter or opinion letter for each such Employee Plan remains in effect, and no amendment made, or event relating to such an Employee Plan subsequent to the date of such determination letter, could reasonably be expected to adversely affect the qualified status of the Employee Plan.

(e)    No Employee Plan that is subject to Title IV of ERISA or Section 412 of the Code (a “Title IV Plan”) has incurred an unpaid minimum required contribution within the meaning of Section 412 of the Code or Section 302 of ERISA, and to Seller’s Knowledge, no condition exists which would be expected to result in an unpaid minimum required contribution as of the last day of the current plan year of any Title IV Plan or other Employee Plan subject to Section 412 of the Code. The PBGC has not instituted proceedings to terminate any Title IV Plan, and no other event or condition has occurred which might constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Title IV Plan. Schedule 3.12(e) contains a complete and accurate list of all Title IV Plans. With respect to each Title IV Plan, no liability under Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA has been incurred by Seller or any of its ERISA Affiliates that has not been satisfied in full, no condition exists that presents a risk to Seller or any of its ERISA Affiliates of incurring such liability and no such liability will become a liability of any Acquired Entity or any of its ERISA Affiliates following Closing.
(f)    None of the Acquired Entities nor any ERISA Affiliate contributes to any Multiemployer Plan. Neither the Company nor any other Acquired Entity, nor any ERISA Affiliate has incurred or reasonably expects to incur any liability for withdrawal or partial withdrawal from a Multiemployer Plan. No Employee Plan is a “multiple employer welfare arrangement” as such term is defined in Section 3(40)(A) of ERISA.
(g)    There are no pending or, to Seller’s Knowledge, threatened material claims, lawsuits, arbitrations or audits asserted or instituted against any Employee Plan, any fiduciary (as defined by Section 3(21) of ERISA) or administrator thereto, or Seller, any Acquired Entity, any ERISA Affiliate or any employee thereof, in connection with the existence, operation, investment of the assets (if any), or administration of any Employee Plan, other than routine claims for benefits.
(h)    For each Employee Plan which is a “group health plan” within the meaning of Section 5000(b)(1) of the Code, Seller or the Company has complied in all material respects with the notice and continuation coverage requirements of Section 4980B of the Code, the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and Part 6 of Subtitle B of Title I of ERISA and the regulations thereunder.
(i)    Other than as may be required by this Agreement, neither Seller nor any of its ERISA Affiliates has any formal plan or commitment, whether legally binding or not, to create any additional Employee Plans or modify or change any existing Employee Plans that would affect any employee or terminated employee of the Company or any other Acquired Entity.
(j)    No Acquired Entity has any liability or obligation under any Employee Plan or otherwise to provide benefits, including death or medical benefits (whether or not insured) with respect to any former employee of any Acquired Entity or any other Person beyond their retirement or other termination of service (other than coverage mandated by applicable Laws).

(k)    Each Employee Plan that is intended to constitute a non-qualified deferred compensation plan within the meaning of Section 409A of the Code has been administered, operated and maintained in all respects according to the requirements of Section 409A of the Code and applicable guidance thereunder, and neither Seller nor any Acquired Entity has been required to withhold or pay any Taxes as a result of a failure to comply with Section 409A of the Code. Neither Seller nor any Acquired Entity has any obligation to make a “gross-up” or similar payment in respect to any Taxes that may become payable under Section 409A of the Code.
(l)    Seller and the Acquired Entities are in compliance in all material respects with applicable Law respecting employment and employment practices (including all immigration and I-9 obligations), terms and conditions of employment, wages, hours of work and occupational safety and health, worker classification, equal employment opportunities, employment discrimination or disability rights or benefits, and neither Seller nor any Acquired Entity has engaged in any unfair labor practices as defined in the National Labor Relations Act or other applicable Laws. With respect to any current or former employee, officer, consultant or other service provider of any Acquired Entity, there are no Actions, suits, claims, audits, charges, grievances, arbitrations, investigations or other legal proceedings against Seller or any of its Affiliates pending, or to Seller’s Knowledge, threatened to be brought or filed, in connection with the employment or engagement of any current or former employee, officer, consultant or other service provider of any Acquired Entity, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, employment classification or any other employment related matter arising under applicable Laws, except where such suit, claim, audit, charge, grievance, arbitration, investigation or other Action would not, individually or in the aggregate, result in any Acquired Entity incurring a material liability.
(m)    Except as set forth on Schedule 3.12(m) or in Section 5.7, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereunder (either alone or in combination with another event) will cause or result in the accelerated vesting, funding or delivery of, or increase the amount of, any payment or benefit to any employee, consultant, director or other service provider of any Acquired Entity for which Buyer or any Acquired Entity will be liable after the Closing. Without limiting the generality of the foregoing, no amount paid or payable by Seller, any Acquired Entity or an ERISA Affiliate in connection with the transactions contemplated hereunder will be an “excess parachute payment” within the meaning of Section 280G of the Code.
(n)    Neither the Company nor any Acquired Entity is bound by any agreement with any trade union, works council, employee representative body or labor organization covered by the National Labor Relations Act and, as of the date of this Agreement, no petition for recognition of labor organization is pending or has been threatened in writing. There is no labor strike, material labor dispute, or concerted work stoppage pending or, to Seller’s Knowledge, threatened. Since January 1, 2011 (i) Seller and the Acquired Entities have not experienced any labor strike or material concerted labor dispute and (ii) Seller and the

Acquired Entities have complied with all applicable labor Laws in connection with the employment of their employees.
(o)    Since January 1, 2011, (i) none of the Acquired Entities or Seller has effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) in connection with the Acquired Entities affecting any site of employment or one or more facilities or operating units within any site of employment or facility and (iii) none of the Acquired Entities or Seller has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign Law. No Company Employee has experienced an “employment loss,” as defined by the WARN Act, within the past ninety (90) days.
(p)    Schedule 3.12(p) sets forth, as of the date hereof, the following information with respect to each employee, officer, consultant or other service provider of any Acquired Entity: (i) each such person’s title or job/position; (ii) each such person’s job designation (i.e., salaried, hourly, or independent contractor); (iii) each such person’s location of employment; (iv) each such person’s employing entity; (v) each such person’s annual base rate of compensation and target annual bonus amount in effect prior to the date hereof; (vi) each such person’s service date; and (vii) each such person’s status (i.e., active or approved leave of absence) and expected return date, and, if applicable, whether such person is on short-term disability under Seller’s short-term disability policy.
Section 3.13.    Title to Properties.
(a)    Schedule 3.13(a) sets forth a true and complete list of all Company Leases material to the Marketing Company Group (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto), including the date and name of the parties to such Company Lease document. Seller has made available to Buyer a true and complete copy of each such Company Lease document. Except as set forth in Schedule 3.13(a), with respect to each such Company Lease: (i) such Company Lease is legal, valid, binding, enforceable and in full force and effect with respect to the Acquired Entity that is a party thereto, and, to Seller’s Knowledge, is legal, valid, binding, enforceable and in full force and effect with respect to the counterparty; (ii) the purchase and sale of the Stock to Buyer pursuant to this Agreement does not require the consent of any other party to such Company Lease, will not result in a breach of or default under such Company Lease, or otherwise cause such Company Lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing Date; (iii) the Company’s or Acquired Entity’s possession, as applicable, and quiet enjoyment of such Company Lease has not been disturbed in any material respect; (iv) neither the Acquired Entity that is party thereto nor, to Seller’s Knowledge, any other party to such Company Lease is in breach or default under such Company Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Company Lease; (v) the Acquired Entity that is a party thereto has not subleased, licensed or otherwise granted any Person the right to use or occupy such Company Lease or any portion thereof; (vi) the Acquired Entity that is a party thereto has not collaterally assigned or granted any other security interest in such Company Lease or any interest therein; and (vii) there are no Liens on the estate or interest of the Acquired Entity that is a party thereto created by such Company Lease other than Permitted Liens.
(b)    The Acquired Entities do not own any real property.
(c)    No personal property material to any Acquired Entity is subject to any Lien other than Permitted Liens.
(d)    Each Acquired Entity has good and valid title to all tangible personal property and assets reflected on the Financial Statements or subsequently acquired, except for properties and assets sold in the ordinary course of business (consistent with past practices) after the date as of which such Financial Statements were prepared and Excluded Assets.
(e)    Except as set forth on Schedule 3.13(e), as may be included in the Excluded Assets or as may be provided by Seller or its Affiliates under the Related Agreements, the property and assets owned or leased by the Marketing Company Group constitute all of the material property and assets used or held for use in connection with the Business.
Section 3.14.    Insurance. Schedule 3.14 sets forth a list of the material current insurance policies that the Company or any other Acquired Entity holds or under which any Acquired Entity is the beneficiary or under which any of employees, officers, directors, properties or assets are covered (the “Company Insurance Policies”). The Company Insurance Policies are in full force and effect and premiums with respect thereto covering all periods up to and including the date of this Agreement and the Closing Date have been paid. Seller has no Knowledge of any pending or threatened termination of such policies or, except in the ordinary course of business, premium increase with respect thereto. Seller has made available to Buyer a true and complete list of all pending insurance claims, including workers’ compensation claims (whether or not self insured), involving any Acquired Entity or its employees.
Section 3.15.    Compliance With Environmental Laws. Except as set forth on Schedule 3.15, (a) each of the Acquired Entities is in material compliance with all applicable Environmental Laws, (b) none of the Acquired Entities has material liability under applicable Environmental Laws, and (c) no written notices of material violation of Environmental Laws relating to the operations of the Marketing Company Group or the Real Property or any properties owned, leased, operated, or otherwise held by Seller or any Acquired Entity have been received by and are pending against any Acquired Entity. This Section 3.15 contains the sole and exclusive representations and warranties of Seller with respect to environmental matters.
Section 3.16.    Intellectual Property.
(a)    Except for the Intellectual Property set forth on Schedule 3.16(a)(i) (the “Company Intellectual Property”): (i) the Acquired Entities do not own, license or otherwise possess any material Intellectual Property and (ii) Seller and its Affiliates other than the Acquired Entities do not have any rights (including but not limited to ownership or licensure

of) any material Intellectual Property exclusively or primarily for the benefit of the Acquired Entities or any of them. Other than as set forth on Schedule 3.16(a)(ii), (i) no Person other than an Acquired Entity owns or has any other right in or to, or has claimed any ownership or other right in or to, any Company Intellectual Property which is material to the Business as currently conducted and (ii) to Seller’s Knowledge, no Person is infringing upon any Company Intellectual Property material to the Business as currently conducted. Other than as set forth on Schedules 3.16(a)(i) and 3.16(a)(ii), there is no Action pending or, to Seller’s Knowledge, threatened in writing against Seller (with respect to the Company) or any Acquired Entity asserting that its use of any Intellectual Property infringes upon the rights of any third parties. The Company Intellectual Property does not violate or infringe and has not violated or infringed, in any material respect, any Intellectual Property of any other Person.
(b)    Except as would not individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company Intellectual Property constitutes all material Intellectual Property that is used in connection with the Business as currently conducted.
Section 3.17.    Absence of Change. Except as set forth on Schedule 3.17, since December 31, 2013, the Marketing Company Group has conducted its business in the ordinary course of business and has not suffered any change in business, condition (financial or otherwise) or results of operations that would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. Except as set forth on Schedule 3.17, from December 31, 2013 until the date hereof, there has not been any action taken by the Marketing Company Group that, if taken during the period from the date of this Agreement through the Closing Date without Buyer’s consent, would constitute a breach of Section 5.5(a)(i), (iv), (vi), (vii), (xii), (xiv), (xv), (xvi), (xvii), (xix), (xxi), (xxiii), (xxiv) or (xxv). Except as set forth on Schedule 3.17, from May 31, 2014 until the date hereof, there has not been any action taken by the Marketing Company Group that, if taken during the period from the date of this Agreement through the Closing Date without Buyer’s consent, would constitute a breach of Section 5.5(a)(xviii).
Section 3.18.    Sufficiency of Assets. Except as set forth on Schedule 3.18, the assets and properties owned or leased by the Acquired Entities, or which the Acquired Entities otherwise have the legal right to use, include all of the assets and properties necessary to conduct the Business in the same manner as is currently conducted, other than any assets or properties of Seller and its Affiliates that the Marketing Company Group will be provided access to after the Closing pursuant to the services provided under the Transition Services Agreement.
Section 3.19.    Related Party Transactions. Schedule 3.19 sets forth an accurate and complete list of all Contracts and other commitments, transactions or arrangements, whether or not entered into in the ordinary course of business, to or by which an Acquired Entity, on the one hand, and Seller or any of its Affiliates other than an Acquired Entity, on the other hand, is a party or is otherwise bound). Except as set forth in Schedule 3.19, (a) no Acquired Entity has guaranteed or otherwise undertaken or assumed liability for, and no assets of any Acquired Entity are subject to any Lien securing, any obligations of any Affiliate of Seller (other than an Acquired Entity), other than Permitted Liens; (b) no Affiliate of Seller has guaranteed or otherwise assumed liability for, or granted any Lien securing or posted collateral or other support for, any obligation of any Acquired Entity; (c) no Affiliate of Seller (other than an Acquired Entity) owns or otherwise holds any interest in (i) any properties or assets that are reflected in the Financial Statements; or (ii) except for assets utilized by Affiliates of Seller (other than an Acquired Entity) in providing services under the Contracts described on Schedule 3.19 (including the Excluded Assets), any properties, assets, or Contracts utilized by any Acquired Entity.
Section 3.20.    Company Risk Policy and Company Credit Policy. Attached to Schedule 1.1(h) and Schedule 1.1(i) are true and complete copies of the Company Risk Policy and the Company Credit Policy, respectively, each as in effect as of the date hereof. Each of the Acquired Entities is in compliance in all material respects with the Company Risk Policy and the Company Credit Policy. The Acquired Entities are within the risk parameters that are set forth in the Company Risk Policy and the Company Credit Policy, as such policies were in effect at the date of entry into any applicable transaction.
Section 3.21.    Inventory. All gas imbalances recorded as accounts receivable or current liabilities, and all Storage Inventory, are owned by an Acquired Entity in the amounts specified in the Books and Records of the applicable Acquired Entity, and are available for use in the ordinary course of business by such Acquired Entity.
Section 3.22.    Customers.
(a)    Schedule 3.22(a) sets forth a true and complete list of the top twenty-five (25) gas and electricity customers of the Marketing Company Group (in terms of total sales for 2013). Each such customer enrolled for service with an Acquired Entity voluntarily (except for enrollments by contractual assignment or by operation of Law), and such enrollment was in compliance with all applicable provisions of such customer’s Customer Contract, except where such non-compliance would not reasonably be expected to have a Material Adverse Effect.
(b)    Except as set forth on Schedule 3.22(b), since January 1, 2013, there have been no material written complaints or disputes relating to the Business by or related to any of the customers identified on Schedule 3.22(a).
(c)    The Acquired Entities have taken reasonable measures to protect the confidential and proprietary information contained in any Customer List provided to Buyer. Neither Seller nor any Acquired Entity has sold or licensed any rights to any confidential or proprietary information contained in any such Customer Lists or any portion thereof to any Person other than for use in connection with services rendered to the Acquired Entities.
(d)    Except as set forth on Schedule 3.22(d), no Acquired Entity has in effect any rebate, concession or similar promotion, program, plan or policy in which any customer participates that would require the payment or award in the future of any material benefit to any such customer in excess of $25,000 per year.

(e)    The Initial Customer List is accurate and complete in all material respects as of the dates specified therein.
ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF BUYER
Except as otherwise disclosed in the disclosure schedules delivered by Buyer to Seller on the date hereof, Buyer hereby represents and warrants to Seller as of the date hereof and as of the Closing Date as follows:
Section 4.1.    Formation and Power of Buyer. Buyer is a limited liability company duly organized, validly existing and in good standing under the Laws of Pennsylvania and has the requisite limited liability company power and authority to execute, deliver and perform this Agreement and each of the Related Agreements to which it is a party.
Section 4.2.    Authorization; Validity.
(a)    Buyer has all necessary right, power, capacity and authority to execute and deliver this Agreement and each of the Related Agreements to which it is a party, to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder, and no other limited liability company actions on the part of Buyer are necessary to authorize the execution, delivery and performance of this Agreement or the Related Agreements to which Buyer is a party or the consummation of the transactions contemplated hereby or thereby.
(b)    This Agreement has been duly executed and delivered by Buyer and constitutes the valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law). When executed and delivered by Buyer or any of its Affiliates on the Closing Date, each of the Related Agreements to which such Person is a party shall have been duly executed and delivered by such Person, and shall constitute the valid and binding obligation of such Person, enforceable against such Person in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law).
Section 4.3.    No Conflict. The execution, delivery and performance by Buyer of this Agreement and each of the Related Agreements and all other documents and instruments contemplated hereby to which Buyer is a party and the consummation by Buyer of the transactions contemplated hereby and thereby will not (a) violate, conflict with or result in a breach of any provisions of the certificate or articles of incorporation, bylaws or other similar organizational documents of Buyer, (b) violate in any material respect any Law applicable to Buyer or any Governmental Order applicable to Buyer, or (c) violate or conflict with, in any material respect, or constitute (with due notice or lapse of time or both) a material default under any material Contract of Buyer.
Section 4.4.    Consents and Approvals. Except for (i) the filings required by the HSR Act and the expiration or earlier termination of all waiting periods under the HSR Act and (ii) any required approvals under the Federal Power Act (the filings and approvals referred to in clauses (i) through (ii) above are collectively referred to as the “Buyer’s Required Approvals”), no registration or filing with, or consent or approval of or other action by, any Governmental Entity or any other Person is, or will be, necessary for the valid execution, delivery and performance by Buyer of this Agreement or any of the Related Agreements to which Buyer is a party and the consummation of the transactions contemplated hereby and thereby, except where the failure to make or obtain such registrations, filings, consents, or approvals would not reasonably be expected to have a Buyer Material Adverse Effect.
Section 4.5.    Brokers. Neither Buyer nor any Affiliate of Buyer has any Contract, arrangement or understanding with any investment banking firm, broker or finder with respect to the transactions contemplated by this Agreement.
Section 4.6.    Financing. Buyer has available to it, and will have available to it at the Closing, sufficient funds to pay the Purchase Price, together with all other fees and expenses payable by Buyer in connection with the transactions contemplated by this Agreement.
Section 4.7.    Investment. Buyer is acquiring the Stock for investment and not with a view to its sale or distribution other than in a sale or distribution which is registered under applicable securities Laws or is exempt from such registration.
Section 4.8.    Proceedings. Except as set forth on Schedule 4.8, there are no Actions pending or, to the knowledge of Buyer, threatened in writing, against Buyer, before or by any Governmental Entity, nor are there any Governmental Orders outstanding against Buyer, which would reasonably be expected to have a Buyer Material Adverse Effect or that could reasonably be expected to prevent the transactions contemplated by this Agreement.
Section 4.9.    Tax Matters. Buyer is eligible to make an election under Section 338(h)(10) of the Code with respect to the acquisition of the stock of the Company and the Section 338 Subsidiaries.
ARTICLE V.
COVENANTS
Section 5.1.    Access to Information; Continuing Disclosure. Subject to applicable requirements of Law, including under antitrust Laws, Seller and Buyer shall cooperate in developing a mutually acceptable transition plan, which shall include (a) from the date hereof until the earlier of (x) the Closing or (y) the termination of this Agreement pursuant to its terms, reasonable access, at reasonable times and upon reasonable notice during normal business hours, to the employees, properties, Books and Records (other than the Excluded Records) of the Acquired Entities; provided, however, that Seller shall have the right to (i) have Seller representative(s) present with the representative(s) of Buyer at all times that such Buyer representative(s) is on any properties of, or conducts a meeting or interview (whether in-person, telephonically or by other communication method) with any employee of, any Acquired Entity or Seller, and (ii) impose reasonable restrictions and requirements on such access as necessary for safety, security and confidentiality purposes; (b) the furnishing of financial and operating data and other information related to the Business reasonably requested by Buyer; and (c) Reasonable Efforts to facilitate the transition of data and information technology at or as soon as reasonably practicable after the Closing. Such access shall not include permitting Buyer or its representatives to conduct any sampling or testing of any environmental media or building materials, including soil, groundwater, surface water, sediment or air, at or around the Real Property. Promptly upon completion of any such access by such Buyer representative(s), Buyer shall repair any damage caused by such Buyer representative(s), and indemnify Seller and the Acquired Entities for any Adverse Consequences incurred by Seller or an Acquired Entity and caused by such Buyer representative(s) during such access; provided that as used in this Section 5.1, Adverse Consequences shall not include any regulatory or enforcement action that is the result of information obtained or uncovered by Buyer as part of its diligence and, further, as used in this Section 5.1, Adverse Consequences shall be limited exclusively to damages caused by the representative(s) of Buyer while visiting the property of Seller and its Affiliates. Neither Seller nor any Acquired Entity shall be required to take any action that would constitute a waiver of the attorney-client or other professional privilege, and neither Seller nor any Acquired Entity need supply to Buyer any information that Seller or such Acquired Entity is prohibited under applicable Law or any other legal obligation from supplying; provided, however, that Seller shall consider in good faith appropriate and lawful measures, including entering into joint defense or similar agreements, providing documents and information on an “attorney’s eyes only” basis or seeking third party consent to disclosure of confidential information, reasonably requested by Buyer in order to provide Buyer and its representatives with access as contemplated by this Section 5.1. All information furnished by or on behalf of Seller or any Acquired Entity hereunder shall be subject to the terms of the Confidentiality Agreement.
Section 5.2.    Regulatory Approvals.
(a)    Each of Buyer and Seller shall use Reasonable Efforts to each file with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the Notification and Report Form under the HSR Act required in connection with the transactions contemplated hereby within ten (10) Business Days following the execution and delivery of this Agreement, and as promptly as practicable supply additional information, if any, requested in connection herewith pursuant to the HSR Act. Any such Notification and Report Form and additional information, if any, submitted to the FTC or the DOJ shall be in substantial compliance with the requirements of the HSR Act. Each of Buyer and Seller shall furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission which is necessary under the HSR Act. Each of Buyer and Seller shall keep the other apprised in a prompt manner of the status and substance of any communications with, and inquiries or requests for additional information from, the FTC and the DOJ and shall comply promptly with any such inquiry or request. Each of Buyer and Seller shall use its

Reasonable Efforts to obtain the termination or expiration of any applicable waiting period required under the HSR Act for the consummation of the transactions contemplated hereby. The cost of all filing fees under the HSR Act shall be borne by equally by Buyer and Seller.
(b)    Each of Buyer and Seller shall use Reasonable Efforts to submit to FERC all filings necessary and required under the Federal Power Act within ten (10) Business Days following the execution and delivery of this Agreement. With respect to such filings, Buyer and Seller shall use Reasonable Efforts to obtain, and to cooperate with each other in obtaining, all consents or approvals. Buyer and Seller shall furnish to each other all such information in its possession as may be necessary for the completion of the notifications or applications to be filed by the other Party and shall give each other a reasonable opportunity to comment on such draft filing(s).
(c)    Each of Buyer and Seller shall use Reasonable Efforts to submit, within thirty (30) days following the execution and delivery of this Agreement, to the appropriate agencies or third parties all declarations, filings and registrations required in connection with obtaining the Required Approvals (other than those specifically provided above) and shall take such other actions to obtain or make any other consents, filings, notices, or other actions as appropriate to consummate the transactions contemplated hereby. With respect to any such filings or consents, Buyer and Seller shall use Reasonable Efforts to obtain, and to cooperate with each other in obtaining, all consents or approvals. Buyer and Seller shall furnish to each other all such information in its possession as may be reasonably necessary for the completion of the notifications or applications to be filed by the other Party and shall give each other a reasonable opportunity to comment on such draft filing(s).
(d)    In connection with any material written communications or meetings with any Governmental Entity pertaining to the transactions contemplated hereby, each Party shall: (i) inform the other in advance of any such material communication or meeting, including the subject matter, contents, intended agenda and other aspects of any of the foregoing; (ii) consult and cooperate with the other Party and to take into account, in good faith, the comments of such other Party; (iii) request for representatives of the other Party to participate in any such meeting; (iv) notify the other Party of any material oral or written communications with any Governmental Entity relating to any of the foregoing; and (v) except as restricted by applicable Law, provide the other Party with copies of all written communications with any Governmental Entity relating to any of the foregoing. Notwithstanding any of the foregoing to the contrary, this Section 5.2(d) shall not apply to any communications or meetings with any Governmental Entity pertaining to Taxes, and nothing in this Section 5.2 shall restrict the ability of any Party to respond to requests or inquiries from a Governmental Entity or to file requests for approvals that (i) such Party alone may file in accordance with this Agreement and (ii) are necessary or desirable in connection with the consummation of the transactions contemplated hereby. Seller and Buyer shall each have the right to review and consult in advance on drafts of all such applications, notices, petitions, filings and other documents made or prepared by the other in connection with the transactions contemplated by this Agreement.

(e)    Without limiting the foregoing, the Parties shall use Reasonable Efforts to take, or cause to be taken, any and all steps and to make, or cause to be made, any and all undertakings necessary to avoid or eliminate each and every impediment asserted by any Governmental Entity in connection with obtaining the Required Approvals so as to enable the Closing to occur as promptly as practicable, including in order to avoid the entry of, or to effect the lifting or dissolution of, any injunction or other Governmental Order (whether temporary, preliminary or permanent) which prohibits, restrains (or seeks to prohibit or restrain), prevents or materially delays the Closing. Notwithstanding the foregoing, nothing in this Section 5.2 or otherwise in this Agreement shall require Buyer to propose, negotiate, effect or agree to, the sale, divestiture, license or other disposition of any assets or businesses of Buyer or any of its Affiliates or the Marketing Company Group or otherwise take any action that limits the freedom of action with respect to, or its ability to retain any of the businesses, product lines or assets of Buyer or any of its Affiliates or the Marketing Company Group.
Section 5.3.    Further Assurances.
(a)    From time to time from the date hereof, as and when requested by any Party hereto, the requested Party shall use Reasonable Efforts to take or to cause to be taken, all action and to do, or cause to be done, or to execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as such other Party may reasonably deem necessary, proper or advisable to consummate the transactions contemplated by this Agreement, as promptly as practicable, including such actions as are necessary in connection with obtaining any third party consents, including the Required Approvals, or any regulatory filings as any Party may undertake in connection herewith or to satisfy the conditions and covenants contained herein. Each Party shall cooperate fully with the other Party in assisting with complying with this Section 5.3 and shall be responsible for its own costs incurred in connection with obtaining the Required Approvals. Buyer shall bear all costs incurred in connection with obtaining any third party consents and approvals arising from facts and circumstances specific to Buyer under the agreements listed in the “General Consents” section of Schedule 3.10, and Seller shall bear all costs incurred in connection with obtaining all other third party consents and approvals. Seller shall not enter into any Material Contract or grant any material waiver or other material benefit with respect to any Material Contract in order to obtain any required third party consent without the written consent of Buyer, which consent shall not be unreasonably withheld, delayed or conditioned.
(b)    Seller and Buyer shall use Reasonable Efforts to implement the provisions of this Agreement, and, for such purpose, at the request of the other Party, shall, at or after the Closing, promptly execute and deliver, or cause to be so executed and delivered, such documents to the other Party and take such further action as the other Party may deem reasonably necessary or desirable to facilitate or better evidence the consummation of the transactions contemplated hereby. In addition, in furtherance of the foregoing, Buyer shall use Reasonable Efforts to assist Seller in its efforts undertaken to mitigate its obligations pursuant to Section 10.1(a)(ix) in accordance with Section 10.5.

(c)    Notwithstanding anything contained in this Agreement to the contrary, the Parties shall use Reasonable Efforts to (i) appeal any injunction or restraining order or other Governmental Order adversely affecting the ability of the Parties to consummate the transactions contemplated by this Agreement and (ii) defend any litigation seeking to enjoin, prevent or delay the consummation of the transactions contemplated hereby or seeking material damages as a result thereof; provided, that (A) no Party shall be required to take any such action to the extent there is not a reasonable likelihood of prevailing on the matter in question within a reasonable amount of time and in any event prior to the Outside Date and (B) the foregoing obligation shall not restrict the right of either Party to terminate this Agreement in accordance with Section 9.1(b) provided that the Party seeking to terminate this Agreement has performed and complied with its obligations under Section 5.2 and this Section 5.3 through and including the date of such termination.
Section 5.4.    Certain Tax Matters.
(a)    All Transfer Taxes incurred in connection with this Agreement and the transactions contemplated herein shall be shared equally by Seller and Buyer. Each Party shall use Reasonable Efforts to minimize such Transfer Taxes. Buyer shall timely prepare and file, to the extent required by applicable Tax Laws, all necessary Tax Returns and other documentation with respect to all such Transfer Taxes. Buyer shall submit such Tax Returns to Seller for Seller’s review and approval at least thirty (30) days prior to the filing date of such Tax Return. If Seller disputes any item on such Tax Returns, within fifteen (15) days following the receipt by Seller of the applicable Tax Return, Seller shall provide written notice to Buyer specifying the disputed item (or items) and the basis for its objection in reasonable detail. If Seller does not object to such Tax Return within such period, it shall be deemed agreed upon by the Parties and Buyer shall be permitted to file such Tax Return in the form provided to Seller. Prior to the filing of any Tax Return relating to Transfer Taxes, Seller shall pay to Buyer its share of such Transfer Taxes.
(b)    The Parties shall attempt to resolve any dispute with respect to any such Tax Return relating to Transfer Taxes within ten (10) days after Buyer receives notice of such dispute from Seller. If during such ten (10) day period any dispute cannot be resolved, the Parties shall, within three (3) days thereafter, submit the item in question to a mutually agreed upon arbitrator, which shall be an independent, nationally recognized accounting firm, to resolve the dispute. If Buyer and Seller are unable to mutually agree upon such arbitrator within twenty (20) days, either Buyer or Seller may thereafter request that the American Arbitration Association select an arbitrator and such selection shall be binding upon the Parties. Such arbitrator shall be instructed to deliver to the Parties a written determination of any revisions to the Tax Return within five (5) days after the date of referral thereof to such arbitrator. The Parties agree to accept such arbitrator’s determination of any revisions to the Tax Return. The cost of the services of such arbitrator shall be borne equally by Buyer and Seller. To the extent required by applicable Tax Laws, Seller or any of its Affiliates shall join in the execution of any such Tax Returns or other documentation.

(c)    Buyer shall not, and shall not cause or permit the Acquired Entities or any of Buyer’s Affiliates to, file an amended Tax Return with respect to the Acquired Entities for any Taxable Periods ending on or prior to the Closing Date or the portion of any Straddle Period ending at the end of the day on the Closing Date (each such Taxable Period or portion thereof, a “Pre-Closing Period”) without obtaining the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that if any amendment, modification or change is required by Law, Buyer shall, prior to making such amendment, modification or change, provide Seller with a draft of the subject amended Tax Return for Seller’s review and approval (such approval not to be unreasonably withheld, conditioned, or delayed) at least twenty (20) days prior to the filing date of such amended Tax Return. Notwithstanding the above, Seller may withhold consent in its sole and absolute discretion if such amended Tax Return is a combined, consolidated, unitary, affiliated group or similar Tax Return. The following provisions shall govern the allocation of responsibility as between the Parties for certain Tax matters following the Closing Date:
(i)    Seller shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for or with respect to the Acquired Entities for all Taxable Periods ending on or prior to the Closing Date (including, for the avoidance of doubt, Tax Returns on a combined, consolidated or unitary basis with Seller) regardless of when they are to be filed. Except as otherwise provided in this Section 5.4, Seller shall pay, or cause to be paid on each Acquired Entity’s behalf, the Taxes attributable to such Acquired Entity with respect to such Taxable Periods (including any amounts due to Seller or any of its Affiliates under any agreements or arrangements with respect to any liability for, or sharing of, Taxes), but only to the extent such Taxes were not included in Adjusted Net Working Capital reflected in the Final Closing Adjustment Amount. If such Taxes were included in Adjusted Net Working Capital reflected in the Final Closing Adjustment Amount, the applicable Acquired Entity or Buyer shall be responsible for and shall pay, or shall be entitled to the benefit of (in the case of a prepaid Tax), as the case may be, the amount of such Taxes; if Seller pays such Taxes on behalf of any Acquired Entity, the applicable Acquired Entity or Buyer shall reimburse Seller therefor within fifteen (15) days after receipt by Buyer of written notice that the Taxes have been paid.
(ii)    Buyer shall prepare or cause to be prepared and file or cause to be filed any Tax Returns of the Acquired Entities for Taxable Periods which begin on or before the Closing Date and end after the Closing Date (a “Straddle Period”). Any Tax Return to be prepared by Buyer pursuant to this Section 5.4(c)(ii) shall be prepared in a manner consistent with practices followed in prior years with respect to similar Tax Returns, except for changes required by changes in applicable Tax Laws or changes in facts. Buyer shall provide Seller a copy of such Tax Return reasonably in advance of, and not less than thirty (30) days prior to, the due date for filing such Tax Return (unless such Tax Return is required to be filed within one month of the relevant transaction, in which case a copy of such Tax Return can be provided not less than ten (10) days prior to the due date for filing such Tax Return) and shall not file such Tax Return without Seller’s written consent, which shall not be unreasonably withheld, conditioned or delayed. If Seller disputes any item on such Tax Returns, within fifteen (15) days following the receipt by Seller of the applicable Tax Return, Seller shall provide written notice to Buyer specifying the disputed item (or items) and the basis for its objection in reasonable detail. If Seller does not object to such Tax Return within such period, it shall be deemed agreed upon by the Parties and Buyer shall be permitted to file such Tax Return in the form provided to Seller. Any disputes between the Parties with respect to such Tax Returns shall be resolved in accordance with Section 5.4(b). If the Parties cannot resolve any disputed item, the item in question shall be resolved in accordance with Section 5.4(b). Except as otherwise provided in this Section 5.4, Seller shall pay, or cause to be paid, to Buyer within fifteen (15) days after receipt by Seller of written notice that the Taxes have been paid with respect to such Taxable Periods an amount equal to the portion of such Taxes that relates to the portion of such Taxable Periods ending at the end of the day on the Closing Date, but only to the extent such Taxes were not included in Adjusted Net Working Capital reflected in the Final Closing Adjustment Amount. For purposes of this subsection, in the case of any Taxes that are imposed and are payable for a Straddle Period, the portion of such Taxes which relate to the portion of such Taxable Period ending at the end of the day on the Closing Date shall, in the case of any Taxes imposed on a periodic basis (such as real property Taxes) and notwithstanding the date that any Liens may attach to the relevant assets on account of such Taxes, be deemed to be the amount of such Tax for the entire Taxable Period during which such Taxes accrue multiplied by a fraction, the numerator of which is the number of days in the Taxable Period ending at the end of the day on the Closing Date and the denominator of which is the number of days in the entire Taxable Period. In the case of non-periodic Taxes (i.e., such as Taxes that are (w) based upon or related to income or receipts, (x) imposed in connection with any capital or debt restructuring, (y) imposed in connection with any sale, distribution, or other transfer or assignment of property (real or personal, tangible or intangible) or (z) payroll and similar Taxes), the portion of such Tax which relates to the portion of such Taxable Period ending at the end of the day on the Closing Date shall be determined based on a closing of the books of the Marketing Company Group at the end of the day on the Closing Date.
(iii)    Notwithstanding the foregoing, Buyer shall be solely responsible for the payment of Taxes attributable to Taxable Periods or portions thereof beginning after the Closing Date and the portion of any Straddle Period beginning after the Closing Date (each such Taxable Period or portion thereof, a “Post-Closing Period”) and shall indemnify Seller for any Taxes to the extent such Tax results from or is attributable to actions taken by Buyer or its Affiliates (including, for this purpose, actions taken by the Acquired Entities on or after the Closing Date).
(d)    Each Party shall provide the other Party with such assistance as may reasonably be requested by the other Party in connection with the preparation of any Tax Return, any audit or other examination by any Tax Authority or any judicial or administrative proceedings relating to liability for Taxes, and each shall retain and provide the requesting

Party with any records or information which may be relevant to such return, audit or examination, proceedings or determination. Any information obtained pursuant to this Section 5.4 or pursuant to any other Section hereof providing for the sharing of information relating to or review of any Tax Return or other schedule relating to Taxes shall be subject to the terms of the Confidentiality Agreement. Notwithstanding anything to the contrary contained in this Agreement, under no circumstances shall Seller be obligated to provide Buyer with any records or information related to any combined, consolidated, unitary, affiliated group, or similar Tax Return; provided, however, that Seller shall be instead obligated to deliver pro forma Tax Returns relating solely to the relevant Acquired Entity.
(e)    In the case of any audit, examination, or other proceeding (“Tax Proceeding”) with respect to any Taxable Periods ending on or before the Closing Date, Buyer shall promptly inform Seller in writing of such Tax Proceeding. In the event Buyer fails to timely provide Seller with written notice of such Tax Proceeding, Seller’s obligation to indemnify Buyer or its Affiliates hereunder shall be reduced only to the extent of any Adverse Consequence arising as a result of such failure to notify. In the case of any Tax Proceeding subject to this Section 5.4(e), Seller shall be entitled, at Seller’s expense, to control the conduct of such Tax Proceeding; provided, however, that Buyer shall have the right, at Buyer’s expense, to attend and participate in such Tax Proceeding and give comments which Seller shall reasonably consider, but only if and to the extent such Tax Proceeding does not pertain to or include a combined, unitary, affiliated group or similar Tax Return that includes Seller or any of Seller’s Affiliates.
(f)    In the case of a Tax Proceeding relating to any Straddle Period in which such Tax Proceeding cannot be separated into separate proceedings for the Pre-Closing Period and the Post-Closing Period, the Seller (if the claim for Taxes attributable to the Pre-Closing Period exceeds or reasonably could be expected to exceed in amount the claim for Post-Closing Period Taxes), or otherwise Buyer (Seller or Buyer, as the case may be, the “Tax Controlling Party”), shall be entitled to control such Tax Proceeding; provided, however, that (i) the Tax Controlling Party shall provide the other party (the “Tax Non-Controlling Party”) with a timely and reasonably detailed account of each stage of such Tax Proceeding, (ii) the Tax Controlling Party shall consult with the Tax Non-Controlling Party before taking any significant action in connection with such Tax Proceeding, (iii) the Tax Non-Controlling Party shall be entitled to participate in such Tax Proceeding and attend any meetings or conferences with the relevant Tax Authority, at its own expense, and (iv) the Tax Controlling Party shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of the Tax Non-Controlling Party, which consent shall not be unreasonably withheld, conditioned or delayed, if such settlement, compromise or abandonment could have an adverse impact on the Tax Non-Controlling Party or any of its Affiliates.
(g)    To the extent not included in Adjusted Net Working Capital reflected in the Final Closing Adjustment Amount, any refund of Taxes paid or payable by or with respect to the Marketing Company Group shall be promptly paid as follows, or to the extent payable but not paid due to offset against other Taxes shall be promptly paid by the Party receiving the benefit of the offset as follows: (i) to Seller if attributable to any Taxable Periods or portion thereof ending on or prior to the Closing Date, or for any Straddle Period to the extent allocable, determined in a manner consistent with Section 5.4(c)(ii), to the portion of such Straddle Period beginning before and ending at the end of the Closing Date; and (ii) to Buyer if attributable to any Taxable Periods or portion thereof beginning after the Closing Date or for any Straddle Period to the extent allocable, determined in a manner consistent with Section 5.4(c)(ii), to the portion of such Straddle Period beginning after the Closing Date.
(h)    Buyer and Seller acknowledge and agree that the Excluded Assets, including the Excluded Entities, shall not be included in the sale to Buyer and that the Purchase Price reflects the exclusion of the Excluded Assets, including the Excluded Entities, from the sale to Buyer. To effectuate such result, prior to the Closing, Seller shall cause the Acquired Entities to distribute to Seller all of its right, title and interest in the membership interests and capital stock, as applicable, of the Excluded Entities and in the other Excluded Assets owned by the Acquired Entities prior to the Closing, after giving effect to all other actions taken pursuant to Section 5.8(a) with respect to the Excluded Assets. Such distribution and the deemed distribution of all of the Company’s assets to Seller in accordance with the Section 338(h)(10) Elections shall constitute, for U.S. federal income Tax purposes, a series of distributions by the Company in complete cancellation or redemption of all of its stock in accordance with a plan of liquidation within the meaning of Section 332 of the Code. The Company shall hereby be considered to have adopted a plan of complete liquidation pursuant to Section 332 of the Code.
(i)    With respect to Seller’s sale of the Stock hereunder, Seller and Buyer shall jointly make Section 338(h)(10) Elections in accordance with applicable Tax Laws as set forth herein:
(i)    Buyer and its Affiliates and Seller shall report the transfer under this Agreement consistent with the Section 338(h)(10) Elections, and shall take no position contrary thereto unless required to do so by applicable Tax Laws or pursuant to a Final Determination.
(ii)    Before the Closing, Buyer shall prepare the Section 338 Forms and Seller shall use its reasonable best efforts to provide any assistance requested by Buyer in preparing the Section 338 Forms. At the Closing, Buyer shall deliver the Section 338 Forms to Seller and both Seller and Buyer shall, and shall cause their Affiliates to, (A) execute (or cause to be executed) the Section 338 Forms (but not including IRS Form 8883 or any other similar form that sets forth the allocation of consideration), and (B) comply with all requirements of Section 338 of the Code (or any other similar provision of state and local law) and the U.S. Treasury Regulations promulgated thereunder. After the Closing Date, Seller and Buyer, in respect of the Acquired Entities, shall take all actions necessary and appropriate (including timely filing all forms, Tax Returns, elections, schedules and other documents as may be required) to effect the timely Section 338(h)(10) Elections in accordance with the requirements of Section 338 of the Code and U.S. Treasury Regulations promulgated thereunder (and any corresponding elections under state, local) for each of the Company and the Section 338 Subsidiaries with respect to the acquisition of the Stock by Buyer and any deemed acquisitions of the stock of the Section 338 Subsidiaries resulting from such elections.
(j)    All Tax sharing agreements or arrangements that provide for the allocation, apportionment, sharing, or assignment of Tax liability between any Acquired Entity and Seller or Seller’s Affiliates shall be terminated with respect to the Acquired Entities as of the Closing Date.
(k)    Except as otherwise provide herein, on the Closing Date, none of the Acquired Entities shall incur, and neither Buyer nor any of its Affiliates shall permit or otherwise allow any Acquired Entity to incur, any “extraordinary item” as defined in U.S. Treasury Regulation Section 1.1502-76(b)(2)(ii)(C) arising from transactions not contemplated by this Agreement.
Section 5.5.    Conduct of Business of the Marketing Company Group.
(a)    From the date hereof until the Closing, Seller shall cause the Marketing Company Group to conduct its business according to its ordinary and usual course, consistent with past practices (except as is otherwise contemplated by the terms of this Agreement), and use its Reasonable Efforts to preserve the Business, maintain the rights and franchises applicable to the Business and preserve its relationships with Governmental Entities and with licensors, suppliers, dealers, customers, employees and others having business relationships with the Marketing Company Group. Without limiting the generality of the foregoing, except as expressly contemplated by this Agreement (including pursuant to Sections 5.8 and 5.9), as may be required by applicable Law or any Governmental Entity, or as set forth on Schedule 5.5, from the date hereof until the Closing, without the prior written consent of Buyer (which shall not be unreasonably withheld, conditioned or delayed), Seller shall not permit any Acquired Entity to:
(i)    sell or dispose (in any one transaction or a series of transactions) of any of its material assets or properties, other than sales or dispositions in the ordinary course of business (including sales or dispositions pursuant to power or natural gas purchase or sale Contracts), sales or dispositions of obsolete or surplus assets, sales or dispositions in connection with the normal repair and/or replacement of assets or properties, sales or dispositions of Excluded Assets, or sales or dispositions in accordance with the terms of any Material Contract;
(ii)    create or incur any Lien on any of its assets, except (A) Permitted Liens, or (B) if such Lien shall be released as of Closing;
(iii)    amend in any material respect, terminate or assign, or waive any material rights under, any Material Contract, other than in the ordinary course of business;

(iv)    create, suffer to exist, incur, assume or otherwise be liable for any Indebtedness other than (A) Indebtedness reflected on the Marketing Company Group Financial Statements, (B) Indebtedness incurred in the ordinary course of business and (C) Indebtedness to Affiliates which will be extinguished prior to or in connection with the Closing;
(v)    make any capital contributions to, or investments in, any other Person;
(vi)    merge or consolidate with, or acquire any or all of the capital stock or assets (including any business or line of business) of any other Person or enter into any Contract, letter of intent or similar arrangement (whether or not enforceable) with respect to the foregoing;
(vii)    form any subsidiary;
(viii)    assume, guarantee, endorse or otherwise become responsible for the obligations of any other Person, or make loans or advances, capital contributions to, or investments in, to any other Person, except in the ordinary course of business;
(ix)    (A) grant, increase, or accelerate the vesting or payment of any compensation or benefits of any employee, officer, director, consultant or other service provider of any Acquired Entity, unless such action is required by an existing agreement, including any Employee Plan, (B) create, terminate, extend, modify or change in any respect any Employee Plan or any agreement, plan, or arrangement that would constitute an Employee Plan if it were in existence on the date hereof with respect to Company Employees (except as set forth in Section 5.7 or as may be required by applicable Law), (C) adopt, enter into, extend, renew or terminate any collective bargaining agreement or other similar agreement with respect to any Company Employee, (D) grant any new award, amend the terms of outstanding awards or change the compensation opportunity under any Employee Plan with respect to any employee, officer, director, consultant or other service provider of any Acquired Entity, or (E) terminate any Company Employee other than for cause or hire any Person whose annual base compensation exceeded or is reasonably expected to exceed $150,000;
(x)    except as agreed between Buyer and Seller in writing, permit any employees who, as of the date of this Agreement, are primarily employed by any Acquired Entity to become primarily employed by Seller and its Affiliates (other than an Acquired Entity) or terminate any such employee, except for cause;
(xi)    enter into or agree to enter into any Contract that would be a Material Contract other than those (A) Material Contracts executed in the ordinary course of business, including, for the avoidance of doubt, entering into non-speculative hedging arrangements of the type typically entered into by the Acquired Entities prior to the execution hereof and that are in compliance with the Company Risk

Policy and the Company Credit Policy, (B) Material Contracts which are terminable on not more than ninety (90) days’ notice without penalty, fines or other Adverse Consequences, (C) having an aggregate value of less than $2,000,000, or (D) Material Contracts otherwise provided for or required in implementing another provision in this Section 5.5;
(xii)    alter in any material way the manner in which it has regularly and customarily maintained its books of account and records, except as may be required by applicable Law or professional standards;
(xiii)    split, exchange, combine or otherwise change its capital stock, or redeem any of its capital stock;
(xiv)    issue or sell (or authorize the issuance or sale of) any shares of its capital stock or any securities or obligations convertible into or exchangeable for, or give any Person any right to acquire, any shares of its capital stock (including without limitation, any subscriptions, warrants, options, convertible securities or other rights (contingent or otherwise));
(xv)    enter into any stock appreciation, phantom stock, profit participation or similar rights with respect to any Acquired Entity;
(xvi)    amend or otherwise modify in any manner its articles of incorporation or bylaws or other organizational documents;
(xvii)    change any method of financial accounting or accounting practice or policy used by the Company or any other Acquired Entity, other than such changes required by applicable Law or GAAP;
(xviii)    fail to comply in any material respect with the Company Risk Policy or the Company Credit Policy, or to the extent the following does not conflict with the Company Risk Policy or the Company Credit Policy in effect as of the date hereof, take any of the following actions: (A) enter into transactions at negative margins (considered in the aggregate with related transactions), (B) liquidate forward hedge positions to capture realized mark-to-market value, (C) enter into transactions with a term of greater than 40 months, or (D) fail to maintain renewable energy credits sufficient to cover substantially all contracted customer positions, other than where the applicable alternative compliance payment under Law is included in the transaction price and reflected in the Company’s pricing system, consistent with past practice; provided, that, in the event that any Acquired Company would be required to take any action inconsistent with clauses (A)-(D) due to the requirements of the Company Risk Policy or the Company Credit Policy, Seller shall notify Buyer as soon as commercially practicable and cooperate with Buyer to cause the applicable Acquired Company to comply with clauses (A)-(D) as closely as commercially practicable while maintaining compliance with the Company Risk Policy and the Company Credit Policy;

(xix)    except as required by Law or in the ordinary course of business, make or change any Tax election, adopt or change a Tax accounting period, file any amended Tax Return, enter into any closing agreement with respect to Taxes, settle any Tax claim or assessment, surrender any right to claim a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, in each case solely with respect to any material Taxes paid or material Tax Returns filed directly by any Acquired Entity if such election, adoption, change, amendment, agreement, settlement, surrender or consent would be reasonably likely to materially adversely affect the Marketing Company Group with respect to a Taxable Period ending after the Closing Date, and excluding, without limitation, such items with respect to any combined, consolidated, unitary, affiliated group or similar Tax Returns;
(xx)    cause the Company Insurance Policies to be canceled, non-renewed, terminated or materially modified, except in the ordinary course of business or the extent such Company Insurance Policy is replaced with commercially reasonable substitute insurance policies;
(xxi)    agree to, request or adopt (A) any moratorium or suspension of payment of any Indebtedness, (B) the appointment of a receiver, administrator, liquidator, assignee, trustee or other similar official with respect to any Acquired Entity or any part of the Business, (C) an assignment for the benefit of creditors or an admission in writing of the inability of any Acquired Entity to pay its debts as they become due, or (D) any other thing under any applicable Law relating to bankruptcy or insolvency with similar effect as any of the foregoing (A) through (C);
(xxii)    except as provided in Section 5.4(h), adopt a plan of complete or partial liquidation or other resolution providing for or authorizing a liquidation, dissolution, merger, consolidation or other restructuring;
(xxiii)    incur any capital expenditures or any obligations or liabilities in respect thereof in excess of $250,000 in the aggregate (other than customer acquisition costs treated as capital expenditures and incurred in the ordinary course of business pursuant to the programs described in Schedule 5.5(a)(xxiii));
(xxiv)    enter into any agreement or arrangement that limits or otherwise restricts in any material respect the Company, any other Acquired Entity or any of their respective Affiliates or any successor thereto or that could, after the Closing Date, limit or restrict in any material respect the Company, any other Acquired Entity, Buyer or any of their respective Affiliates, from engaging or competing in any line of business, in any location or with any Person;
(xxv)    settle or resolve any pending or threatened material Action; or

(xxvi)    enter into an agreement to do any of the things described in clauses (i) through (xvii) above.
(b)    Until the earlier of the Closing or termination of this Agreement, within (i) ten (10) Business Days after the date that the unaudited consolidated monthly financial statements with respect to the Company have been finalized by Seller in the ordinary course of business, Seller shall deliver to Buyer copies of such unaudited monthly financial statements for such quarter, which financial statements shall be prepared from the Books and Records of the Acquired Entities consistent with past practice, together with an updated balance sheet for the Marketing Companies, prepared on the same basis as used in the Marketing Company Group Financial Statements, and (ii) ten (10) Business Days after the date that the unaudited consolidated annual financial statements with respect to the Company have been finalized by Seller in the ordinary course of business, Seller shall deliver to Buyer copies of such unaudited annual financial statements for such year, which financial statements shall be prepared from the Books and Records of the Acquired Entities consistent with past practice, together with an updated balance sheet for the Marketing Companies, prepared on the same basis as used in the Marketing Company Group Financial Statements.
(c)    With respect to any written notice delivered by Seller to Buyer requesting consent to perform any activity that is prohibited without the written consent of Buyer pursuant to Section 5.5(a), Buyer shall consider such request in good faith and respond with its approval or denial of such request with reasonable promptness; provided, that, with respect to any action or inaction that would fall within the ordinary course of business but would be prohibited under Section 5.5(a) absent the consent of Buyer, if Buyer should fail to respond with its approval or denial of such consent within four (4) Business Days after delivery of Seller’s written request, Buyer shall be deemed to have granted its consent for all purposes under this Agreement, so long as Seller’s written request makes reference to this Section 5.5(c) and such four (4) Business Day time period.
Section 5.6.    Notice of Changes. Prior to the Closing, Seller may notify Buyer in writing of any fact, event or circumstance first occurring or existing after the date of this Agreement that would result in the failure of any of the representations and warranties in Article III to be true and complete as of the Closing as though made at and as of the Closing. If any such failure (a) would not permit Buyer to exercise its right to terminate this Agreement in accordance with Section 9.1(e) or (b) would permit Buyer to exercise its right to terminate this Agreement in accordance with Section 9.1(e) after applicable notice and cure period have expired, but Buyer does not exercise such termination right within thirty (30) days after the date when such notice and cure periods expire, then such notice shall be deemed to have amended Article III of this Agreement, including any appropriate Schedule, with respect to such fact, event or circumstance for the purposes of Article VI hereof, but not for the other purposes of this Agreement, including Article X hereof (and Seller expressly agrees that the indemnities in Article X shall apply to such fact, event or circumstance to the extent set forth in Article X, notwithstanding such disclosure). For the avoidance of doubt, the preceding sentence shall not apply in the case where Seller notifies Buyer with respect to any fact, event or circumstance occurring or existing prior to or on the date of this Agreement or resulting from Seller’s breach of or failure to comply with any covenant or agreement in this Agreement, including Section 5.5. Any actions of the Marketing Company Group permitted by Section 5.5 or consented to by Buyer under Section 5.5 shall be deemed added to the appropriate Schedule for the purposes of the representations of Seller at Closing upon Seller providing written notice thereof to Buyer.
Section 5.7.    Employee Matters.
(a)    Company Employees.
(i)    “Company Employees” shall mean all of those individuals, other than Retained Employees, who, as of the date of this Agreement, are employed as common law employees by any Acquired Entity, and such individuals are listed on Part I of Schedule 5.7(a). “Retained Employees” shall mean those employees identified and retained by the Seller with the mutual agreement of Buyer in accordance with Section 5.7(n) and includes all of those individuals listed on Part II of Schedule 5.7(a). Individuals, other than Retained Employees, who have notified Seller or the Acquired Entities of their impending retirement but who do not retire until on or after the Closing Date are considered Company Employees for these purposes. Individuals, other than Retained Employees, who are otherwise Company Employees but who on the Closing Date are not actively at work due to a leave of absence covered by the Family and Medical Leave Act, or due to any other authorized leave of absence, shall nevertheless be treated as Company Employees.
(ii)    No later than the fifteenth (15th) Business Day prior to the anticipated Closing Date, Buyer shall identify in writing to Seller which of the Company Employees it does not wish to employ following the Closing (the “Specified Employees”), which number of Specified Employees shall not exceed thirty (30). Effective immediately prior to the Closing, Seller shall cause the employment of each Specified Employee with the applicable Acquired Entity to be terminated, and the Specified Employees may be eligible for benefits in accordance with the Integrys Energy Group Severance Plan as in effect as of the date hereof (the “Severance Plan”); any benefits paid or provided to Specified Employees pursuant to the Severance Plan or otherwise shall remain the sole liability of Seller; provided that Buyer shall be responsible for the payment of any such severance benefits payable to any other Company Employees as a result of the termination of employment of such Company Employee in accordance with Section 5.7(c) below. For the avoidance of doubt, Buyer shall not be liable for any amounts that may be due to Specified Employees under a Retention Agreement.
(iii)    Each Company Employee who is not a Specified Employee or a Retained Employee and who is employed by an Acquired Entity at the time of the Closing is referred to herein as a “Continuing Employee.”
(b)    Post-Closing Employee Benefits and Compensation. For a period of at least twelve (12) months following the Closing Date, Buyer agrees that it shall, or shall cause one of its Affiliates to, provide each Continuing Employee with: (i) annual base salary that is not less than the annual base salary provided to such Continuing Employee immediately prior to the Closing Date; and (ii) employee and fringe benefits that, subject to Section 5.7(g), are equivalent to the employee and fringe benefits maintained for newly-hired, similarly situated employees of Buyer or its Affiliates.
(c)    Severance Benefits. If, within twelve (12) months of the Closing Date, the employment of any Continuing Employee is involuntarily terminated by an Acquired Entity, other than for cause, death or disability, or such Continuing Employee resigns by reason of the relocation, without his or her consent, of his or her work location more than fifty (50) miles from the individual’s work location as of the Closing Date, Buyer shall provide, or cause to be provided, the terminated Continuing Employee with severance benefits which, subject to Section 5.7(f), are comparable, in the aggregate, to the severance benefits provided to newly-hired, similarly situated employees of Buyer or its Affiliates.
(d)    Cessation of Participation in Seller Benefit Plans. Effective as of the Closing Date, each of the Acquired Entities, to the extent applicable, shall cease to be a participating employer in all Employee Plans sponsored by Seller or any of its ERISA Affiliates. All Continuing Employees shall cease to be active participants in all Employee Plans sponsored by Seller or any of its ERISA Affiliates and shall cease to accrue additional benefits under such plans for any periods from and after the Closing Date.
(e)    Participation in Buyer Benefit Plans. As of the Closing Date, all Continuing Employees shall be eligible to participate in and, if elected, commence participation in the employee benefit plans (including employee benefit plans within the meaning of Section 3(3) of ERISA), programs, policies, Contracts, fringe benefits or arrangements (whether written or unwritten) that Buyer determines Continuing Employees will participate in following the Closing Date (collectively, “Buyer’s Employee Plans”) pursuant to the terms and conditions of the applicable Buyer’s Employee Plan. Buyer shall, or shall cause an Affiliate to, to the extent permissible under any Buyer’s Employee Plan (provided that Buyer shall use Reasonable Efforts to remove any restrictions, including restrictions in any insurance policy), waive all limitations as to pre-existing condition exclusions and waiting periods with respect to eligible Continuing Employees and their eligible spouses and dependents, if applicable, under the Buyer’s Employee Plans, other than, but only to the extent of, limitations or waiting periods that were in effect with respect to such employees under Seller’s Employee Plans that have not been satisfied as of the Closing Date. Buyer shall, to the extent permissible under any Buyer’s Employee Plan (provided that Buyer shall use Reasonable Efforts to remove any restrictions under any Buyer’s Employee Plan or related insurance policy), provide each eligible Continuing Employee with credit for any co-payments and deductibles paid prior to the Closing Date in satisfying any deductible or out-of-pocket requirements under Buyer’s Employee Plans for the calendar year in which the Closing Date occurs; provided that Seller provides Buyer with (i) the amount of co-payments and deductibles paid by each Continuing Employee under the Employee Plans that are “employee welfare plans” within the meaning of Section 3(1) of ERISA and (ii) all other information reasonably requested by Buyer to allow it to satisfy its obligations hereunder.

(f)    Recognition of Prior Service. Except to the extent it would result in a duplication of benefits, Buyer shall, or shall cause an Affiliate to, recognize each Continuing Employee’s prior service (but excluding vacation service date with respect to vacation and sick leave policies), with the Acquired Entities or their Affiliates as though it were prior service with Buyer for purposes of vesting and eligibility under Buyer’s Employee Plans, including fringe benefit plans, vacation and sick leave policies, severance plans or policies (for purposes of determining the amount of severance pay only), and matching, employer non-elective or other contributions under defined contribution plans maintained or provided by Buyer or its Affiliates, in which such Continuing Employees are eligible to participate after the Closing Date; provided that Buyer shall not be required to recognize such prior service for purposes of benefit accruals under a defined benefit pension plan or any retiree medical plans.
(g)    Vacation, Sick Leave and Other Time Off. Seller shall fund and cash-out each Continuing Employee’s accrued but unused vacation and other paid time-off as of the Closing Date in accordance with Seller’s paid time-off policies in the last regular payroll period processed by Seller with respect to the Continuing Employees following the Closing Date. Effective as of the Closing Date, each Continuing Employee shall, subject to Section 5.7(f), accrue vacation, sick leave and other paid time-off in accordance with the terms and conditions of the relevant Buyer Employee Plan described in Schedule 5.7(g); provided that during the calendar year in which the Closing Date occurs, Buyer or its Affiliates shall provide Continuing Employees with the opportunity to take unpaid time-off to the extent that a Continuing Employee’s vacation request exceeds the amount of the Continuing Employee’s accrued vacation under the applicable Buyer Benefit Plan (subject to Buyer’s regular approval policies with respect to vacation requests in the ordinary course of business).
(h)    Defined Contribution Plans. As of the Closing Date, Seller shall take all necessary action to cause the qualified defined contribution plans maintained by Seller to (i) fully vest the Continuing Employees in their account balances and/or accrued benefits under such plans and (ii) provide an age/service point contribution to the Continuing Employees based on the eligible compensation of each such Continuing Employee from January 1 of the calendar year in which the Closing Date occurs to the Closing Date. Further, to the extent allowable by Law, Buyer shall take any and all necessary action to cause the trustee of a qualified defined contribution plan of Buyer or one of its Affiliates, if requested to do so by a Continuing Employee, to accept a direct “rollover” in cash of all or a portion of such Continuing Employee’s distribution from Seller’s qualified defined contribution plan (excluding employer securities, but including an in-kind rollover of plan loans).
(i)    Other Benefit Programs. Seller and its Affiliates shall be responsible for paying any claims of Continuing Employees submitted prior to the Closing Date for benefits under Seller’s Employee Plans with respect to relocation costs and reimbursements, educational assistance and adoption assistance programs, subject to and in accordance with Seller’s Employee Plans.

(j)    Allocation of Certain Medical, Dental, Vision and Life Obligations. Seller shall retain all liabilities and obligations arising under any Seller medical, dental, long-term disability, vision, life insurance or accident insurance benefit plans to the extent that such liability or obligation relates to claims incurred (whether or not reported or paid) prior to the Closing Date, and Buyer shall be responsible for all liabilities and obligations arising under any Buyer medical, dental, long-term disability, vision, life insurance or accident insurance benefit plans to the extent that such liability or obligation relates to claims incurred on or after the Closing Date. For purposes of this Section 5.7(j), a claim shall be deemed to be incurred (i) with respect to medical, prescription drug, dental and vision benefits, on the date that the medical, dental or vision services or treatment giving rise to such claim are performed or the prescription drug giving rise to such claim is received, (ii) with respect to life insurance, on the date that the death occurs and (iii) with respect to long-term disability, accidental death and dismemberment and business travel accident insurance, on the date that the accident occurs.
(k)    COBRA. Seller shall be responsible for providing coverage under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”) to any Company Employee, his or her spouse or dependent person as to whom a “qualifying event” as defined in Section 4890B of the Code has occurred prior to the Closing. Buyer and its Affiliates shall be responsible for providing coverage under COBRA to any Company Employee, his or her spouse or dependent person as to whom a “qualifying event” as defined in Section 4980B of the Code occurs on or after Closing.
(l)    WARN Act. If a plant closing or a mass layoff occurs or is deemed to occur with respect to the Marketing Company Group at any time on or after the Closing, Buyer shall be solely responsible for providing all notices required under the WARN Act or by any similar state Laws, and for taking all remedial measures, including the payment of all amounts, penalties, liabilities, costs and expenses if such notices are not provided. Seller shall provide notice to each such Company Employee that it determines, in its good faith discretion, could be entitled to such notice in accordance with the WARN Act and any similar state Laws related solely to actions of Seller or its Affiliates prior to the Closing Date and not related to decisions or determinations made by Buyer with respect to the Continuing Employees hereunder.
(m)    No Third Party Rights. Nothing in this Agreement is intended to amend any Employee Plan or any of Buyer’s Employee Plans or affect Seller’s or Buyer’s right to amend or terminate any Employee Plan pursuant to the terms of such plan. No provision of this Agreement shall create any third-party beneficiary rights in any Company Employee, Specified Employee or Continuing Employee or any other participant in any Employee Plan or Buyer Employee Plan, or any respective beneficiary or dependent thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee or under any benefit plan which Buyer or any of its Affiliates may maintain. Nothing herein shall be deemed to be (i) a guarantee of employment for any employee or to restrict the right of Buyer or any of its Affiliates to terminate or cause to be terminated the employment of any employee at any time for any or no reason with or without notice or (ii) an arrangement or establishment of any employee benefit plan, program or arrangement.
(n)    Retained Employees. Seller may cause, in any reasonable manner determined in Seller’s discretion, the hiring by or transfer to the Excluded Entities, Seller or its Affiliates (other than the Acquired Entities) of each Retained Employee effective prior to or on the Closing Date. Effective immediately prior to the Closing, Seller shall cause the employment of any Retained Employee not hired or transferred in accordance with this Section 5.7(n) to be terminated, and Seller will be responsible for any benefits to which any such Retained Employees become entitled under the Severance Plan, any other Employee Plan, or any Retention Agreement.
(o)    2014 Annual Bonuses. Seller shall accrue all bonuses prior to the Closing Date in its accounting records that are reflected in the Financial Statements. In the event the Closing Date occurs prior to February 15, 2015, Buyer shall, or shall cause the Acquired Entities to, pay, on or prior to March 15, 2015, annual bonuses, to the extent earned, to Continuing Employees under the Acquired Entities’ annual bonus and incentive arrangements, in respect of calendar year 2014 in accordance with the terms of such plan, in each case, as determined in good faith in a manner consistent with the Acquired Entities’ past practice and taking into account full-year 2014 performance of the Continuing Employees and the Acquired Entities; provided that neither Buyer nor any Acquired Entity shall pay any bonus in respect of calendar year 2014 prior to February 15, 2015. In addition, in the event the Closing Date occurs on or after February 15, 2015, either (i) if the payment occurs before the Closing Date, Seller shall cause the Acquired Entities to pay all bonuses in respect of calendar year 2014 prior to March 15, 2015, and the accrual for 2014 bonuses shall be correspondingly reduced or (ii) if the payment occurs after the Closing Date, Seller shall pay all bonuses in respect of calendar year 2014 prior to March 15, 2015, and the accrual for 2014 annual bonuses shall be correspondingly reduced, in each case, for the purposes of calculating Adjusted Net Working Capital.
(p)    Processing of Final Payroll and Commission Payments. Seller shall process, or cause to be processed, the payroll for all periods prior to the Closing Date. Seller shall also pay, or cause the Acquired Entities to pay, all commissions that become due and payable prior to the Closing Date under the terms of the applicable compensation or commission plan.
(q)    Seller Retained Obligations. Notwithstanding the foregoing, on and after the Closing Date, Seller shall retain and be responsible for all obligations relating to vested benefits under any Tax-qualified defined benefit pension plan that is an Employee Plan in which Continuing Employees participated prior to the Closing Date. Seller shall be liable for, and indemnify and hold Buyer harmless from, all claims, demands, costs or other liabilities, including reasonable attorneys’ fees: (i) related to employees who do not become Continuing Employees; (ii) to the extent such liability arises from any action, event or course of conduct (except for any action, event or course of conduct by Buyer) that occurs prior to the Closing Date; or (iii) to the extent such liability arises under or relates to any Employee

Plan that is not a Company Plan. Seller also shall remain solely responsible for all workers’ compensation claims of any current or former employees, officers, directors, consultants or other service providers of any Acquired Entity which relate to events occurring on or prior to the Closing Date. Seller shall pay, or cause to be paid, all such amounts to the appropriate persons as and when due.
Section 5.8.    Excluded Assets.
(a)     The Excluded Assets shall be excluded from the transaction and Seller shall, and shall cause the Acquired Entities to, consummate the Reorganization in accordance with the terms of the Reorganization Plan set forth in Schedule 1.1(f) prior to the Closing. The “Excluded Assets” shall mean:
(i)    all Seller Marks shall remain the sole property of Seller or its Affiliates, as applicable;
(ii)    any refunds or credits or any other Tax assets or attributes related to Taxes to the extent attributable to Taxable Periods or portions thereof ending on or prior to the Closing Date, but only to the extent such refunds or credits were not included in Adjusted Net Working Capital reflected in the Final Closing Adjustment Amount;
(iii)    the software listed on Schedule 5.8(a)(iii);
(iv)    the Excluded Entities, including all assets, liabilities, properties and businesses of the Excluded Entities, and all membership interests and capital stock, as applicable, of the Excluded Entities;
(v)    the Excluded Records;
(vi)    all current and former insurance policies covering the Marketing Company Group, including the Company Insurance Policies; and
(vii)    all pension and retiree medical assets.
(b)    To the extent that any proceeds relating to the Excluded Assets are received by Buyer after the Closing, Buyer shall remit such proceeds to Seller within ten (10) Business Days of receipt.
Section 5.9.    Affiliate Transactions.
(a)    Any Indebtedness owed by any Acquired Entity to Seller or any of its Affiliates (other than an Acquired Entity) shall be repaid through deemed contributions to the capital of the applicable Acquired Entity immediately prior to the Closing and shall be cancelled and of no further force and effect. Any Indebtedness owed by Seller or any of its Affiliates (other than an Acquired Entity) to any Acquired Entity shall be repaid, through deemed distributions to Seller or its Affiliates, immediately prior to the Closing and shall be cancelled and of no further force and effect.

(b)    All material Contracts solely between an Acquired Entity, on the one hand, and Seller or an Affiliate thereof (other than an Acquired Entity), on the other hand (collectively, “Affiliate Contracts”), shall be terminated on or prior to the Closing, except for those Contracts set forth on Schedule 5.9. In addition, for all Affiliate Contracts that are not terminated, in accordance with the General Release and Discharge Agreement, Seller shall be solely responsible, without any contribution from any Acquired Entity, for all obligations of the Acquired Entities allocable to the period prior to the Closing Date, other than obligations reflected in the calculation of Adjusted Net Working Capital in accordance with Schedule 1.1(b).
Section 5.10.    Related Agreements. At the Closing, the Parties shall, or shall cause their Affiliates to, enter into the following related agreements (the “Related Agreements”):
(a)    Transition Services Agreement, between the Company and IBS, an Affiliate of Seller, substantially in the form attached hereto as Exhibit A (the “Transition Services Agreement”). Between the date hereof and the Closing, the Parties shall cooperate in good faith and use Reasonable Efforts to develop and finalize (through addition, deletion or modification) the scope of transition services set forth on Annex A to the Transition Services Agreement; provided, however, under no circumstances shall IBS be obligated to provide any services to the Acquired Entities that Seller or its Affiliates do not provide to the Acquired Entities as of the Closing Date;
(b)    Trademark License Assignment Agreement, between Seller and the Company, substantially in the form attached hereto as Exhibit B (the “Trademark License Assignment Agreement”), with respect to the trademarks set forth on Schedule 5.10(b); and
(c)    General Release and Discharge Agreement, executed and delivered by Seller in favor of the Acquired Entities, substantially in the form attached hereto as Exhibit C (the “General Release and Discharge Agreement”).
Section 5.11.    Removal of Marked Materials. Buyer covenants and agrees to take Reasonable Efforts to delete the Seller Marks and use of the “Integrys” or “Integrys Energy Group” name as soon as reasonably practicable after the Closing. Buyer shall be solely responsible for any direct or indirect costs or expenses that it incurs in the process of removing all Seller Marks, including the cost of notifying customers and other third parties and, if applicable, filing name change certificates with the applicable jurisdictions. To the extent that any Acquired Entity uses any trademarks, service marks, corporate logos, brand names or trade, corporate or business names which are owned by Seller (or any of its Affiliates other than an Acquired Entity), or which incorporate the words “Integrys” or “Integrys Energy Group” (collectively, the “Seller Marks”) on any goods, stationery, signage, invoices, receipts, forms, packaging, advertising and promotional materials, product, training and service literature and materials, computer programs or like materials (“Marked Materials”), after the Closing, Buyer shall and shall cause the Marketing Company Group to use Reasonable Efforts to limit and minimize its or the Marketing Company Group’s usage of such Marked Materials; provided that in any event, Buyer shall, and shall cause the Marketing Company Group to, (a) begin the process of ceasing their usage of such Marked Materials within thirty (30) days after the Closing Date and (b) use Reasonable Efforts to cease their usage of such Marked Materials as soon as reasonably practicable thereafter, but in any event within six (6) months after the Closing Date, unless otherwise agreed in writing by the Parties. Notwithstanding the foregoing, Buyer shall not be required to remove the Seller Marks from any Records or other materials that are intended for the internal use and operations of the Acquired Entities (as distinguished from materials commonly or frequently presented to customers, vendors, other counterparties or the general public); provided that Buyer shall not create any new Records or materials for internal use with such Seller Marks.
Section 5.12.    Files and Records. Buyer shall cause the Acquired Entities to retain possession of the Records for a period and in a manner consistent with Buyer’s generally applicable document retention policies or, if longer, such other time period required by Law; provided, that, for a period of two (2) years after the Closing Date, prior to Buyer or its Affiliates destroying or discarding any Records, Buyer shall provide at least thirty (30) days’ written notice to Seller specifying in reasonable detail the Records to be destroyed or discarded; provided, further, that Buyer shall cause the Acquired Entities to retain possession of the Records relating to the ENCOA Agreement and the transactions and payments contemplated thereby until such time as the Seller has no further obligations pursuant to Section 10.1(a)(ix). After the Closing Date, Buyer shall cause the Acquired Entities to provide to Seller for any reasonable purpose relating to Seller’s ownership of the Acquired Entities reasonable access to the Records upon reasonable prior notice during regular business hours and permit Seller to make such extracts and copies thereof as Seller may deem necessary, at Seller’s sole expense; provided, that Seller shall have entered into an agreement with Buyer or the Company, as the case may be, containing customary terms obligating Seller to keep such materials confidential.
Section 5.13.    Confidentiality.
(a)    The Parties agree to continue to abide by the Confidentiality Agreement. From and after the Closing, the confidentiality obligations of Buyer under the Confidentiality Agreement shall terminate with respect to all “Confidential Information” (as defined in the Confidentiality Agreement) that relates exclusively to the Business and not to any of the businesses or operations of Seller, Seller’s Affiliates or the Excluded Entities. From and after the Closing, Seller shall, and shall cause each of its Affiliates and its and their respective directors, officers, stockholders, employees, agents, consultants, lenders, advisors and representatives (its “Restricted Persons”) to, maintain the confidentiality of, and not use for their own benefit or the benefit of any other Person (except as and to the extent permitted by the terms of this Agreement or a Related Agreement), any Confidential Information to the extent relating primarily to the Business.
(b)    Neither Seller nor Buyer shall, and Seller and Buyer shall cause each of their respective Restricted Persons not to, disclose to any Person any information with respect to the legal, financial or other terms or conditions of this Agreement, any of the Related Agreements or any of the transactions contemplated hereby or thereby; provided that the foregoing does not restrict the right of any Party to disclose such information (i) to its respective Restricted Persons to the extent reasonably required to facilitate the negotiation, execution, delivery or performance of this Agreement and the Related Agreements, (ii) to any Governmental Entity in connection with seeking the regulatory approvals set forth in Section 5.2 or (iii) to any Governmental Entity to the extent reasonably required by securities exchange requirements or in connection with any Action relating to the enforcement of this Agreement or any Related Agreement. Each Party shall advise its respective Restricted Persons with respect to the confidentiality obligations under this Section 5.13 and shall be responsible for any breach or violation of such obligations by its Restricted Persons.
(c)    If a Party or any of its respective Restricted Persons become legally compelled to make any disclosure that is prohibited or otherwise restricted by this Section 5.13, then such Party shall (i) give the other Party prompt written notice of such requirement, (ii) consult with and assist the other Party in obtaining an injunction or other appropriate remedy to prevent such disclosure, (iii) use its Reasonable Efforts to obtain a protective order or other reliable assurance that confidential treatment shall be accorded to any information so disclosed and (iv) to the extent legally permissible, consult with the other Party in advance of such disclosure regarding the contents thereof. Subject to the previous sentence, the disclosing Party or such Restricted Persons may make only such disclosure that, in the opinion of its counsel, it is legally compelled or otherwise required to make to avoid standing liable for contempt or suffering other penalties.
(d)    Seller shall use Reasonable Efforts to deliver to the Company, if not already in its possession, copies of all material notes, data, manuals, documents, records, data bases, programs, blueprints, memoranda, specifications, customer lists, financial reports and all other material tangible embodiments of Confidential Information relating primarily to the Business (other than Excluded Records) and which are specifically and reasonably requested by Buyer and, to the extent that Seller has not done so prior to the Closing, Seller shall, promptly following the Closing, use Reasonable Efforts to deliver the foregoing to the Company.
Section 5.14.    Non-Solicitations; Non-Compete.
(a)    Seller, for itself and on behalf of its Affiliates agrees that prior to Closing, neither Seller nor any of its Affiliates shall, without the prior written consent of Buyer, (i) initiate, solicit or knowingly encourage any inquiries or the making of any offer or proposal with respect to any transaction to acquire the Acquired Entities or the Business or any portion thereof (other than the transactions contemplated by this Agreement) that would prevent or materially impede the consummation of the transactions contemplated by this Agreement or the Related Agreements (any such other transaction, an “Alternative Transaction”), (ii) engage in any negotiations or discussions with, or provide any non-public information or data relating to the Acquired Entities or the Business to, any Person other than Buyer and its representatives, regarding, or for the purpose of facilitating, any Alternative Transaction, or (iii) otherwise cooperate, assist, participate in, facilitate or knowingly encourage, any Alternative Transaction.
(b)    Seller, for itself and on behalf of its Affiliates agrees that for a period of thirty-six (36) months beginning at the Closing, neither Seller nor any of its Affiliates shall, without the prior written consent of Buyer, (i) hire any Continuing Employee or (ii) directly or indirectly, solicit, encourage, entice or induce any Continuing Employee to terminate his or her employment with the Acquired Entities, Buyer or any of their respective Affiliates; provided, however, that the foregoing shall not prevent Seller or its Affiliates from conducting general solicitations or advertising activities not targeted at any Continuing Employee (it being understood that clause (i) above shall be applicable to such solicitations and activities), and shall not apply to any Continuing Employee whose employment is terminated by Buyer or any of its Affiliates (including the Acquired Entities) after the Closing Date.
(c)    Seller, for itself and on behalf of its Affiliates agrees that for a period of thirty-six (36) months beginning at the Closing, neither Seller nor any of its Affiliates shall, without the prior written consent of Buyer, directly or indirectly (either alone or as owner, partner, consultant, creditor, agent, coventurer or in any other capacity), enter into any Contract, engage in any activity or license its Intellectual Property, in each case for the purpose of competing with the Business as it is conducted as of the Closing (any such activity, a “Competitive Activity”), except for Contracts with or for the benefit of Buyer or any of its Affiliates or the Acquired Entities expressly contemplated by this Agreement or entered into in connection with the consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing provisions of this Section 5.14(c), nothing herein shall prevent (x) Seller or any of its Affiliates from (i) owning not more than five percent (5%) of the equity interests of any Person that is engaged in any Competitive Activity, so long as neither Seller nor any of its Affiliates manages or exercises control over any such Person or otherwise takes any part in any of its businesses other than exercising its rights as an equityholder; (ii) conducting regulated utility operations, including retail gas and electric distribution and supply services; or (iii) making any investment in or engaging in any business combination transaction with (including by merger, acquisition of equity interests, consolidation or otherwise) any Person that derives less than fifteen percent (15%) of its sales (based on its latest published annual audited financial statements) from Competitive Activities, or (y) Seller from engaging in a business combination transaction (including by merger, sale of all or substantially all of its assets, consolidation or otherwise) with any Person that derives more than fifteen percent (15%) of its sales (based on its latest published annual audited financial statements) from Competitive Activities, so long as the individuals that are members of the board of directors or other ultimate management body of Seller immediately prior to the commencement of negotiations of such business combination transaction (or successor individuals appointed with the approval of such body), upon the consummation of such business combination transaction, no longer constitute the majority voting interest of the board of directors or other ultimate management body of, or otherwise have the power to direct the management and policies of, the combined enterprise resulting from such business combination transaction.
Section 5.15.    Release of Seller Credit Support.
(a)    At least sixty (60) days prior to the Closing, Seller shall provide Buyer a complete list of all letters of credit issued in connection with the Acquired Entities or the Business for which Seller or any of its Affiliates (other than the Acquired Entities) is an applicant and indemnities, performance bonds, surety bonds, performance guarantees, other guarantee obligations, keepwells, net worth maintenance agreements, reimbursement obligations, letters of comfort and other similar arrangements to which Seller or any of its Affiliates (other than any Acquired Entity) is a party or by which any of them are bound in favor of, or for the benefit of, any Acquired Entity or the Business (collectively, the “Seller Credit Support”), which list shall include (i) contact information for the holders of such Seller Credit Support, (ii) the obligation or relationship being supported by such Seller Credit Support and (iii) the amount drawn or used. At least thirty (30) days prior to Closing, Seller shall provide Buyer an accurate and complete copy of each Seller Credit Support.
(b)    Beginning on the Closing, and until such time as no Seller Credit Support remains outstanding, Buyer shall use Reasonable Efforts to obtain and deliver to each beneficiary new letters of credit, bonds, deposits, guaranties or other credit assurances of a comparable and commercially reasonable nature to substitute for the Seller Credit Support. In connection therewith, Buyer shall use its Reasonable Efforts to obtain from each beneficiary of Seller Credit Support and deliver to Seller a full and unconditional release of all of the obligations of Seller and its applicable Affiliates (other than the Acquired Entities) with respect to such Seller Credit Support, which release shall be reasonably acceptable to Seller and provide for the return to Seller or the applicable issuing bank of each such replaced form of Seller Credit Support marked cancelled. In addition, beginning 150 days after the Closing, to the extent any Seller Credit Support in the form of guaranties remains outstanding, Buyer must offer to the beneficiaries thereof to replace such guaranties with letters of credit in an amount equal to the stated amount of such guaranties; provided that this requirement shall not apply to guaranties that do not have a stated amount or are unlimited. Buyer shall in any event complete the substitution and replacement of the Seller Credit Support as contemplated herein within 180 days after the Closing, at which time Seller shall be entitled to terminate any Seller Credit Support that remains outstanding to the extent permitted under the terms of thereof; provided that Seller will consider in good faith, but without obligation, proposals by Buyer for actions in lieu of such termination if such termination would cause a breach or default under applicable Contracts.
(c)    Buyer shall (i) reimburse Seller (within thirty (30) days of Buyer’s receipt of a demand for reimbursement) for all payments made by Seller or any of its Affiliates after the Closing with respect to any obligation arising under any Seller Credit Support and (ii) not permit any of the Acquired Entities or their Affiliates to (A) renew or extend the term of, (B) increase the obligations under, or (C) transfer to another third party, any Seller Credit Support.
(d)    Within five (5) Business Days following receipt of Seller’s invoice for such amounts in reasonable detail following the end of each calendar month after Closing, Buyer shall (i) reimburse Seller for any issuance fees paid by Seller to financial institutions after Closing, and any facing fees paid by Seller to financial institutions allocable to the period after Closing, with respect to letters of credit constituting Seller Credit Support and (ii) pay to Seller, beginning 90 days after Closing, an amount equal to 50 basis points per annum, based on a 365 day year for the actual number of days elapsed, on the stated amount of guaranties constituting Seller Credit Support remaining outstanding from time to time (other than guaranties that do not have a stated amount or are unlimited, for which no such amount shall be due).
(e)    Seller shall cooperate with Buyer to facilitate the release of the Seller Credit Support, including introducing Buyer to each counterparty or, if requested by Buyer, initiating contact with each of the counterparties and requesting the release thereof, providing all reasonably requested information to Buyer and providing dedicated personnel of Seller or its Affiliates to interact with Buyer and the counterparties.
(f)    Notwithstanding the foregoing in this Section 5.15, Seller shall maintain in full force and effect, without payment by Buyer of any fee with respect thereto, that certain guaranty issued by Seller in favor of NextEra Energy Power Marketing LLC, dated as of June 4, 2010, with the maximum guaranteed amount of $10,000,000, in accordance with its terms, and Buyer shall not be required to replace such guaranty. Seller shall be solely responsible, without any contribution from any Acquired Entity, for providing any substitute credit support for such guaranty that may be required as a result of the transactions contemplated in this Agreement.
Section 5.16.    Customer List and Position Report. Seller shall deliver to Buyer an updated Customer List and an updated Position Report, each dated as of 10 Business Days prior to the anticipated Closing Date, or the most recent date(s) as commercially practicable, if earlier, which updated Customer List and Position Report each shall be accurate and complete in all material respects as of the date(s) specified therein.
Section 5.17.    Attrition Adjustment. The Parties shall effectuate the Attrition Adjustment in accordance with the terms and conditions set forth in Schedule 1.1(k), and as reflected in Sections 2.1(b) and (c).
ARTICLE VI.
CONDITIONS PRECEDENT TO BUYER’S OBLIGATIONS
Subject to Section 8.3, the obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by Buyer), at or before the Closing, of each of the following conditions:
Section 6.1.    No Injunction. No Governmental Entity shall have issued any injunction or other Governmental Order (whether temporary, preliminary or permanent) which prohibits or restrains (or seeks to prohibit or restrain) the consummation of the transactions contemplated hereby.
Section 6.2.    No Action. No Action by any Governmental Entity shall, on the Closing Date, be pending or threatened in writing which seeks to prohibit, or restrain or obtain material damages or other material relief in connection with, the consummation of the transactions contemplated by this Agreement; provided, however, that the foregoing condition shall be deemed satisfied with respect to any Action threatened in writing if, within thirty (30) days after the date of written notice of such threatened Action is given, the applicable Governmental Entity has not formally commenced an Action seeking remedies of the type set forth in this sentence.
Section 6.3.    Representations and Warranties. Without regard to any “materiality,” “Material Adverse Effect” and similar qualifiers, (a) the Fundamental Seller Representations shall have been true and complete as of the date of this Agreement and shall be true and complete as of the Closing as though made at and as of the Closing (except, in each case, for de minimis inaccuracies); and (b) the representations and warranties of Seller set forth in Article III (excluding the Fundamental Seller Representations) shall be true and complete as of the Closing as though made at and as of the Closing, except in the case of this clause (b) to the extent that the failure to be so true and complete would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.
Section 6.4.    Performance. Seller shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing.
Section 6.5.    Approvals and Filings. The Required Approvals shall have been obtained and remain in effect and shall otherwise be or made free of any term, condition, restriction, imposed liability or other provisions that would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect and shall not include any material term, condition or restriction, or impose any material liability on Buyer or any of its Affiliates or an Acquired Entity, that is unsatisfactory to Buyer in its reasonable discretion, except where the failure to obtain or make the same is a result of Buyer’s breach of its obligations hereunder.
Section 6.6.    No Legislation. No Law shall prohibit or restrict the consummation of the transactions contemplated hereby.
Section 6.7.    Delivery of Closing Documents. Seller shall have tendered for delivery to Buyer a fully executed copy of each of the documents, agreements and other writings and each of the other deliveries to be delivered by the Marketing Company Group, Seller or its Affiliates at the Closing pursuant to Section 8.2.
Section 6.8.    Material Adverse Effect. The Marketing Company Group and the Business shall not have experienced a Material Adverse Effect.
ARTICLE VII.
CONDITIONS PRECEDENT TO SELLER’S OBLIGATIONS
Subject to Section 8.3, the obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by Seller), at or before the Closing, of each of the following conditions:
Section 7.1.    No Injunction. No Governmental Entity shall have issued any injunction or other Governmental Order (whether temporary, preliminary or permanent) which prohibits or restrains (or seeks to prohibit or restrain) the consummation of the transactions contemplated hereby.
Section 7.2.    No Action. No Action by any Governmental Entity shall, on the Closing Date, be pending or threatened in writing which seeks to prohibit, or restrain or obtain material damages or other material relief in connection with, the consummation of the transactions contemplated by this Agreement; provided, however, that the foregoing condition shall be deemed satisfied with respect to any Action threatened in writing if, within thirty (30) days after the date of written notice of such threatened Action is given, the applicable Governmental Entity has not formally commenced an Action seeking remedies of the type set forth in this sentence.
Section 7.3.    Representations and Warranties. Without regard to any “materiality,” “Buyer Material Adverse Effect” and similar qualifiers, (a) the Fundamental Buyer Representations shall have been true and complete as of the date of this Agreement and shall be true and complete as of the Closing as though made at and as of the Closing (except, in each case, for de minimis inaccuracies); and (b) the representations and warranties of Buyer set forth in Article IV (excluding the Fundamental Buyer Representations) shall be true and complete as of the Closing as though made at and as of the Closing, except in the case of this clause (b) to the extent that the failure to be so true and complete would not reasonably be expected, individually or in the aggregate, to have a Buyer Material Adverse Effect.
Section 7.4.    Performance. Buyer shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing.
Section 7.5.    Approvals and Filings. The Required Approvals shall have been obtained and remain in effect and shall otherwise be or made free of any term, condition, restriction, imposed liability or other provisions that would reasonably be expected, individually or in the aggregate, to result in a material adverse effect on Seller or its Affiliates and shall not include any material term, condition or restriction, or impose any material liability on Seller or any of its Affiliates, that is unsatisfactory to Seller in its reasonable discretion, except where the failure to obtain or make the same is a result of Seller’s breach of its obligations hereunder, or that would limit or restrict Seller’s receipt or retention in full of the Purchase Price.
Section 7.6.    No Legislation. No Law shall prohibit or restrict the consummation of the transactions contemplated hereby.
Section 7.7.    No Major Attrition Delay Event. No Major Attrition Delay Event shall have occurred and be continuing.
Section 7.8.    Delivery of Closing Documents. Buyer shall have tendered for delivery to Seller a fully executed copy of each of the documents, agreements and other writings and each of the other deliveries to be delivered by Buyer or its Affiliates at the Closing pursuant to Section 8.2.

ARTICLE VIII.
CLOSING
Section 8.1.    Time and Place. Subject to Article IX, the closing of the sale by Seller and the purchase by Buyer of the Stock (the “Closing”) shall take place at the offices of Bracewell & Giuliani LLP, 1251 Avenue of the Americas, 49th Floor, New York, NY 10020 on the first (1st) Business Day of the calendar month immediately following the calendar month in which all of the conditions contained in Articles VI and VII are satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, including execution and delivery of the applicable Related Agreements, but subject to the fulfillment or waiver of those conditions) (the date on which the Closing occurs being herein referred to as the “Closing Date”). The Closing shall be deemed to be effective for purposes of this Agreement as of 12:01 a.m. on the Closing Date.
Section 8.2.    Deliveries. At the Closing:
(a)    Payment of Estimated Purchase Price. Buyer shall pay to Seller an amount equal to the Estimated Purchase Price.
(b)    Stock Certificates. Seller shall deliver to Buyer certificate(s) evidencing all of the shares of Stock, duly endorsed in blank for transfer or accompanied by stock power duly executed in blank.
(c)    Buyer Certificates. Buyer shall deliver to Seller (i) an officer’s certificate dated as of the Closing Date, certifying on behalf of Buyer that the conditions set forth in Sections 7.2 and 7.3 have been satisfied and (ii) copies of the certificates of good standing (or other equivalent certificates) of Buyer, issued as of a recent date by the Secretary of State (or other Government Entity regulating business entities) of each entity’s jurisdiction of organization.
(d)    Seller Certificates. Seller shall deliver to Buyer (i) an officer’s certificate dated as of the Closing Date, certifying on behalf of Seller that the conditions set forth in Sections 6.2 and 6.3 have been satisfied; (ii) copies of the certificates of good standing (or other equivalent certificates) of Seller and the Acquired Entities, each issued as of a recent date by the Secretary of State (or other Government Entity regulating business entities) of each entity’s jurisdiction of organization; and (iii) a certification in a form reasonably satisfactory to Buyer pursuant to Treas. Reg. § 1.1445-2(b)(2) stating that Seller is not a foreign person.
(e)    Section 338 Forms. Buyer and Seller shall execute and deliver to the other Party Seller the Section 338 Forms.
(f)    Resignations. Seller shall deliver, or cause to be delivered, the resignations and mutual releases of all directors and officers of the Acquired Entities reasonably acceptable to Buyer.

(g)    Corporate Documents. Each Party shall execute and deliver to the other Party a secretary’s (or officer’s) certificate certifying as to the resolutions adopted by such Party authorizing the transactions and certifying the authorization of the officers executing documents in connection with the transactions.
(h)    Related Agreements. Each Party (or its Affiliates, as applicable) shall execute and deliver to the other Party the Related Agreements.
(i)    Reorganization. Seller shall deliver to Buyer documents reasonably satisfactory to Buyer evidencing that the Reorganization has been effected in accordance with Schedule 1.1(f).
(j)    Additional Documents. Each Party shall execute and deliver to the other Party all documents which the other reasonably determines are necessary to consummate the transactions contemplated hereby.
Section 8.3.    Frustration of Closing Conditions. Neither Buyer nor Seller may rely on the failure of any condition set forth in Articles VI or VII to be satisfied if such failure was caused by such Party’s failure to act in good faith or to use its Reasonable Efforts to cause the Closing to occur in accordance with this Agreement.
ARTICLE IX.
TERMINATION AND ABANDONMENT
Section 9.1.    Methods of Termination. Prior to the Closing, this Agreement may be terminated and the transactions herein contemplated may be abandoned as follows:
(a)    by mutual written consent of Seller and Buyer;
(b)    by either Party by written notice to the other if the Closing has not occurred on or before six (6) months after the date hereof (the “Outside Date”); provided, however, that (i) the Outside Date may be extended by either Party, by written notice to the other, by additional increments of sixty (60) days (each, an “Extension”) if the applicable Governmental Entity approvals have not been obtained by the date that is six (6) months (or later, as extended by one or more Extensions pursuant to the terms hereof) after the date hereof; provided that (x) the aggregate number of Extensions effected by both Parties shall not exceed three (3) and (y) without the agreement of both Parties, no Extensions shall be permitted if Required Approvals cannot be obtained to satisfy, or have been obtained in a manner that does not satisfy, applicable conditions precedent to Closing, and (ii) the right to terminate this Agreement under this Section 9.1(b) shall not be available to a Party if such Party has failed to fulfill its obligations under this Agreement in accordance with the terms and conditions set forth herein;
(c)    by either Party by written notice to the other if any final and non-appealable Governmental Order restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement shall have been issued; provided that the Party seeking to terminate this Agreement pursuant to this Section 9.1(c) shall have used its Reasonable Efforts to seek relief from such Governmental Order;
(d)    by Seller by written notice to Buyer, if Buyer shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement which would give rise to the failure of a condition set forth in Article VII, which breach cannot be or has not been cured within sixty (60) days following written notification thereof; or
(e)    by Buyer by written notice to Seller, if Seller shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement which would give rise to the failure of a condition set forth in Article VI, which breach cannot be or has not been cured within sixty (60) days following written notification thereof.
Section 9.2.    Procedure Upon Termination; Exclusive Remedy; Effect of Termination.
(a)    Buyer or Seller may terminate this Agreement when permitted pursuant to Section 9.1 and such termination shall be effective upon delivery of written notice in accordance with Section 11.3, which notice shall specify the provisions of this Agreement pursuant to which termination is claimed.
(b)    Any termination pursuant to Sections 9.1(a), (b) or (c) shall be without any liability or any further obligation of or to any Buyer Protected Party or any Seller Protected Party relating to or arising out of this Agreement or the transactions contemplated by this Agreement. If this Agreement is validly terminated pursuant to Section 9.1(d) or (e), the terminating Party shall be entitled to all rights and remedies available to it under law or equity, subject to Section 9.2(d). In any event, the confidentiality obligations set forth in Section 9.2(c) shall survive any termination of this Agreement.
(c)    The Confidentiality Agreement and Section 5.13 shall survive the termination of this Agreement, including with respect to information that is subject to the Confidentiality Agreement pursuant to this Agreement. If this Agreement is terminated as provided herein, Buyer (and its agents and representatives), subject to applicable Law, shall return to Seller or destroy all documents, work papers and other material relating to the Acquired Entities or the transactions contemplated hereby, whether obtained before or after the execution of this Agreement.
(d)    UNDER NO CIRCUMSTANCES SHALL EITHER PARTY, OR ITS AFFILIATES, STOCKHOLDERS, DIRECTORS, OFFICERS, EMPLOYEES OR AGENTS, BE RESPONSIBLE FOR ANY INDIRECT, INCIDENTAL, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES (INCLUDING SUCH TYPES OF DAMAGES RELATED TO LOST BUSINESS, LOST PROFITS, DIMINUTION IN VALUE, LOSS OF USE, AND LOSS OF DATA, OR FAILURE TO REALIZE SAVINGS OR BENEFITS) ARISING UNDER THIS AGREEMENT OR ANY RELATED AGREEMENTS, EVEN IF ADVISED OF THE POSSIBILITY OF SUCH LOSS. THE FOREGOING SHALL NOT LIMIT THE RIGHTS OF ANY PARTY TO THE RECOVERY

OF DAMAGES OR INDEMNIFICATION UNDER ARTICLE X OR OTHERWISE IN ACCORDANCE WITH THIS AGREEMENT WITH RESPECT TO ANY CLAIM FOR DAMAGES ASSERTED AGAINST SUCH PARTY BY ANY UNAFFILIATED THIRD PARTY.
ARTICLE X.
INDEMNIFICATION
Section 10.1.    Indemnification.
(a)    From and after the Closing, Seller shall indemnify, defend and hold harmless Buyer from any and all Adverse Consequences incurred by Buyer, the Acquired Entities (after the Closing), any of their respective Affiliates and any of their respective stockholders, partners, members, officers, directors, employees, consultants and agents (the “Buyer Protected Parties”) as a result of, or with respect to (i) any breach of any representation or warranty of Seller set forth in this Agreement, (ii) any breach of any covenant or agreement of Seller contained in this Agreement, (iii) any liability to the extent relating to an Excluded Asset or an Excluded Entity, (iv) any liability for Taxes of Seller or the Acquired Entities as a result of the Reorganizations or the Section 338(h)(10) Elections, (v) any liability for Taxes of or with respect to Seller, the Acquired Entities or the Business for any Pre-Closing Period, except to the extent included in Adjusted Net Working Capital reflected in the Final Closing Adjustment Amount, or pursuant to Section 5.4, (vi) any liability for Taxes of a Person for any Pre-Closing Period to the extent such Taxes are imposed on any Acquired Entity, except to the extent included in Adjusted Net Working Capital reflected in the Final Closing Adjustment Amount, (x) as a result of the provisions of Treasury Regulations Section 1.1502-6 or the analogous provisions of any foreign, state or local law, (y) as successor or transferee or (z) by Contract, (vii) any liability to the extent relating to the current or former business and operations of Integrys Energy Services of Canada Corp, (viii) any liability with respect to Texas miscellaneous gross receipts tax under that certain Purchase and Sale Agreement, dated as of June 4, 2010, by and among the Company, Integrys Energy Services of New York, Inc., NextEra Texas Acquisition GP, LLC and NextEra Texas Acquisition LP, LLC (ix) the ENCOA Agreement or (x) to the extent resulting in Adverse Consequences in excess of a net aggregate amount of $100,000, any failure of the net renewable energy credit positions of the Company on the Closing Date to settle all historical customer deliveries and related compliance requirements through the Closing Date, other than with respect to transactions where the applicable alternative compliance payment under Law is included in the transaction price and reflected in the Company’s pricing system. Seller agrees that the foregoing indemnification shall not be impaired by any diligence conducted by or on behalf of any Buyer Protected Parties, including any knowledge of any Buyer Protected Party of any breach of any representation, warranty or covenant before Closing.
(b)    From and after the Closing, Buyer shall indemnify, defend and hold harmless Seller from any and all Adverse Consequences incurred by Seller, the Acquired Entities (before the Closing), any of their respective Affiliates and any of their respective stockholders, partners, members, officers, directors, employees, consultants and agents (the “Seller Protected Parties”), as a result of, or with respect to (i) any breach of any representation or warranty of Buyer set forth in this Agreement, (ii) any breach of any covenant or agreement of Buyer contained in this Agreement, or (iii) any liability for Taxes of Buyer or the Acquired Entities that is the responsibility of Buyer pursuant to Section 5.4. Buyer agrees that the foregoing indemnification shall not be impaired by any diligence conducted by or on behalf of any Seller Protected Parties, including any knowledge of any Seller Protected Party of any breach of any representation, warranty or covenant before Closing.
Section 10.2.    Procedure for Indemnification.
(a)    Each claim for indemnification pursuant to this Article X must be made by delivery by the Party to be indemnified (the “Indemnified Party”) to the Party responsible for the indemnification obligation (the “Indemnifying Party”) of written notice (a “Claim Notice”) containing specifically the obligation with respect to which the claim is made, the facts giving rise to and the alleged basis for such claim and, to the extent then known or ascertainable, the amount of the liability asserted or which may be asserted by reason thereof within ninety (90) days after the Indemnified Party obtains knowledge of such claim. Notwithstanding the foregoing, any failure in the delivery of such notice shall not affect the obligations of the Indemnifying Party, except when and then only to the extent that the rights and remedies of the Indemnifying Party are prejudiced as a result of the failure to give, or delay in giving, such notice.
(b)    If another Person not a party to this Agreement alleges facts that, if true, would mean that a Party has breached its representations and warranties in this Agreement or any Related Agreement, the Party for whose benefit the representations and warranties are made shall be entitled to indemnification for those allegations and demands and related Adverse Consequences under and pursuant to this Article X. If the Indemnified Party seeks indemnity under this Article X in respect of, arising out of or involving a claim or demand, whether or not involving an Action, by another Person not a party to this Agreement (a “Third Party Claim”), then the Indemnified Party shall include in the Claim Notice (i) notice of the commencement or threat of any Action relating to such Third Party Claim within thirty (30) days after the Indemnified Party has received written notice of the commencement of the Third Party Claim and (ii) the facts constituting the basis for such Third Party Claim and the amount of the damages claimed by the other Person, in each case to the extent known to the Indemnified Party. Notwithstanding the foregoing, any failure in the delivery of such notice shall not affect the obligations of the Indemnifying Party, except when and then only to the extent that the rights and remedies of the Indemnifying Party are prejudiced as a result of the failure to give, or delay in giving, such notice.
(c)    In the event of a Third Party Claim, the Indemnifying Party shall be entitled to participate in the defense thereof and, if it so chooses, assume the control of the defense thereof with counsel reasonably satisfactory to the Indemnified Party by giving to the Indemnified Party written notice of its intention to assume control of the defense of such

Third Party Claim within thirty (30) days after delivery of the Claim Notice with respect to such Third Party Claim. Following the assumption of control of the defense of any Third Party Claim by the Indemnifying Party, the Indemnified Party may participate in the defense of such Third Party Claim with its own counsel at its own expense. If the Indemnifying Party does not assume or maintain control of the defense of a Third Party Claim, the Indemnified Party shall have the right to control the defense of the Third Party Claim. If the Indemnified Party controls the defense of the Third Party Claim, the Indemnifying Party agrees to pay to the Indemnified Party promptly upon demand from time to time all reasonable attorneys’ fees and other reasonable costs and expenses of defending the Third Party Claim. In connection with any Third Party Claim, the Party not controlling the defense (the “Noncontrolling Party”) may participate therein at its own expense. However, if the Indemnifying Party assumes control of such defense and the Indemnified Party reasonably concludes that the Indemnifying Party and the Indemnified Party have conflicting interests or different defenses available with respect to the Third Party Claim, then the reasonable fees and expenses of counsel to the Indemnified Party shall be considered and included as “Adverse Consequences” for purposes of this Agreement. The Party controlling the defense (the “Controlling Party”) shall reasonably advise the Noncontrolling Party of the status of the Third Party Claim and the defense thereof and the Controlling Party shall consider in good faith recommendations made by the Noncontrolling Party. The Noncontrolling Party shall furnish the Controlling Party with such information as it may have with respect to such Third Party Claim and related Actions (including copies of any summons, complaint or other pleading which may have been served on such Party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and will otherwise cooperate with and assist in the defense of the Third Party Claim.
(d)    The Indemnifying Party shall not agree to any settlement of, or consent to the entry of any Governmental Order (other than a Governmental Order of dismissal on the merits without costs) arising from any such Third Party Claim without the prior written consent of the Indemnified Party, which shall not be unreasonably withheld, conditioned or delayed; provided that the consent of the Indemnified Party shall not be required if the Indemnifying Party agrees in writing to pay any amounts payable pursuant to such settlement or any Governmental Order and such settlement or Governmental Order includes a full, complete and unconditional release of the Indemnified Party from further liability. The Indemnified Party shall not agree to any settlement of, or the entry of any Governmental Order (other than a Governmental Order of dismissal on the merits without costs) arising from, any such Third Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed. To the extent this Section 10.2 conflicts with the procedures in Section 5.4(e), Section 5.4(e) shall govern.
(e)    Seller shall be entitled to assume control of all negotiations related to the determination and settlement of amounts arising under the ENCOA Agreement and settle any amounts or Third Party Claims in respect thereof, subject to the limitations, obligations and other terms applicable, mutatis mutandis, to a Controlling Party under Section 10.2(c) and an Indemnifying Party under Section 10.2(d).

Section 10.3.    Survival.
(a)    The representations and warranties of Seller contained in this Agreement shall survive for a period of twelve (12) months after the Closing Date; provided, however, that the Fundamental Seller Representations shall survive indefinitely and the representations and warranties contained in Section 3.8 (Tax Matters) shall survive until ninety (90) days after the expiration of the applicable statute of limitations. The right of any Buyer Protected Party to assert a claim for indemnification relating to the breach of any covenant or agreement contained in this Agreement to the extent required to be performed or complied with by Seller prior to the Closing Date shall survive for a period of twelve (12) months after the Closing Date. All covenants and agreements contained in this Agreement required to be performed or complied with by Seller in whole or in part after the Closing Date shall survive the Closing until the expiration of the applicable statute of limitations or for such shorter period specified in this Agreement, and the covenants in Section 5.4 (Tax Matters) shall survive the Closing until ninety (90) days after the expiration of the applicable statute of limitations.
(b)    The representations and warranties of Buyer contained in this Agreement shall survive for a period of twelve (12) months following the Closing; provided, however, that the Fundamental Buyer Representations shall survive indefinitely and the representations and warranties contained in Section 4.9 (Tax Matters) shall survive until ninety (90) days after the expiration of the applicable statute of limitations. The right of any Seller Protected Party to assert a claim for indemnification relating to the breach of any covenant or agreement contained in this Agreement to the extent required to be performed or complied with by Buyer prior to the Closing Date shall survive for a period of twelve (12) months after the Closing Date. All covenants and agreements contained in this Agreement required to be performed or complied with by Buyer in whole or in part after the Closing Date shall survive the Closing until the expiration of the applicable statute of limitations or for such shorter period specified in this Agreement.
(c)    For the avoidance of doubt, the indemnification obligations set forth in Section 10.1(a)(iii) and 10.1(a)(vii) shall survive the Closing and shall continue indefinitely, and the indemnification obligations set forth in Sections 10.1(a)(iv), (v), (vi), (viii), and (ix) shall survive the Closing until ninety (90) days after the expiration of the applicable statute of limitations.
(d)    No Indemnifying Party shall have any liability for any claim for indemnification made pursuant to Section 10.1(a)(i) or (ii), Section 10.1(b)(i) or (ii) unless the Indemnified Party delivers a Claim Notice on or before the expiration of the applicable survival periods set forth above in Section 10.3(a) or 10.3(b), as the case may be. If an Indemnified Party delivers to an Indemnifying Party, before expiration of the applicable survival period of a representation, warranty, covenant, agreement or indemnification obligation as set forth in Section 10.3(a) or 10.3(b), a Claim Notice based upon a breach thereof or indemnification obligation thereunder, then the applicable representation, warranty, covenant, agreement or indemnification obligation shall survive until, but only for purposes of, the resolution of the matter covered by such Claim Notice, and the Indemnified Party shall not be obligated to commence any Action to preserve its right to indemnification in connection with the breaches of representation, warranty, covenant, agreement or indemnification obligation relating to such Claim Notice. Any claim for indemnification not made on or before the expiration of such applicable survival period shall be irrevocably and unconditionally released and waived.
Section 10.4.    Exclusivity. Except for intentional fraud or willful misconduct, the rights and remedies of the Seller Protected Parties, on the one hand, and the Buyer Protected Parties, on the other hand, for monetary damages under this Article X are, solely as between Seller and the Seller Protected Parties on the one hand, and Buyer and the Buyer Protected Parties on the other hand, exclusive and in lieu of any and all other rights and remedies of such Persons after the Closing with respect to all post-Closing claims for monetary damages which each of Seller and the Seller Protected Parties on the one hand, and Buyer and the Buyer Protected Parties on the other hand, may have under this Agreement or under applicable Laws with respect to any indemnifiable claim, whether at common law or in equity. Notwithstanding the foregoing, a Party may bring an action to enforce this Article X and shall be entitled to seek specific performance for other breaches of this Agreement in accordance with Section 11.9.
Section 10.5.    Limitation of Claims. Notwithstanding anything to the contrary contained herein:
(a)    An Indemnified Party shall use Reasonable Efforts to mitigate all Adverse Consequences relating to an indemnifiable claim; provided, however, that with respect to such obligation to mitigate, an Indemnified Party shall not be required to (i) waive any material right or claim the Indemnified Party may have against any other Person, (ii) modify or change in any material respect the manner in which the business of such Indemnified Party is conducted, (iii) discontinue or otherwise materially modify the use by such Indemnified Party of any material Intellectual Property or (iv) incur any cost or expense or incur any material liability (including any contingent or potential liability) or obligation.
(b)    An Indemnifying Party’s indemnification obligations under this Article X shall be reduced to the extent that the subject matter of the claim is covered by and paid to the Indemnified Party pursuant to a warranty or indemnification from a third party or insurance; provided, that, Buyer and Seller agree to (and agree to cause the other Indemnified Parties to) use Reasonable Efforts to make any claims for insurance and/or indemnification available from any third party with respect to Adverse Consequences for which any Indemnified Party will or may seek indemnification hereunder and to diligently pursue such claims in good faith. If any such insurance proceeds and/or other amounts are received by any Buyer Protected Parties after receipt of any indemnification payment pursuant to this Article X, Buyer shall promptly repay to Seller such portion of such indemnification payment equal to the amounts so recovered or realized. Where an Indemnified Party is absolved of the obligation to apply for insurance recovery under the preceding sentence, the Indemnified Party shall not be deemed, for that reason, to have failed to mitigate Adverse Consequences under this Section 10.5.

(c)    Except with respect to intentional fraud or willful misconduct, notwithstanding anything to the contrary contained in this Agreement: (i) an Indemnifying Party shall not be liable for any claim for indemnification pursuant to Section 10.1(a)(i) or 10.1(b)(i), as applicable, unless and until the aggregate amount of all Adverse Consequences relating to all claims for indemnification pursuant to Section 10.1(a)(i) or 10.1(b)(i), as applicable, equals or exceeds $1,750,000 (the “Indemnification Threshold”), after which such Indemnifying Party shall be liable for all Adverse Consequences relating to all such claims incurred by the Indemnified Parties in excess (in the aggregate) of the Indemnification Threshold; and (ii) the maximum aggregate liability of (A) Seller under Section 10.1(a)(i) in the aggregate or (B) Buyer under Section 10.1(b)(i) each shall not exceed $30,000,000 (the “Indemnification Cap”); provided that neither the Indemnification Threshold nor the Indemnification Cap shall apply to any claim for indemnification with respect to any breach or violation of any of the following: the Fundamental Seller Representations, the Fundamental Buyer Representations, Section 3.8 (Tax Matters) or Section 4.9 (Tax Matters).
(d)    For purposes of any indemnity obligation under this Article X with respect to any breach of any representation or warranty contained in this Agreement, solely for purposes of calculating Adverse Consequences and not for purposes of determining if a breach occurred, any express qualifications or limitations set forth in such representation or warranty as to Knowledge, materiality, material adverse effect, “Material Adverse Effect” or “Buyer Material Adverse Effect” (or other similar materiality qualifier) contained therein, shall be disregarded.
(e)    Notwithstanding anything herein to the contrary, no Indemnified Party shall be entitled to indemnification or reimbursement under any provision of this Agreement for any amount to the extent such Person has been otherwise indemnified or previously reimbursed for such amount under any other provision of this Agreement.
Section 10.6.    Tax Treatment of Indemnity Payments. Seller and Buyer agree to treat any indemnity payment made pursuant to this Article X as an adjustment to the Purchase Price for Tax purposes.
ARTICLE XI.
MISCELLANEOUS
Section 11.1.    Amendment and Modification. This Agreement may be amended, modified and supplemented only by written agreement of Buyer and Seller. Any amendment, modification or supplement to this Agreement not made in accordance with this Section 11.1 shall be void.
Section 11.2.    Waiver of Compliance. Any failure of Buyer or Seller to comply with any obligation, covenant, agreement or condition contained herein may be expressly waived in writing by Seller, in the event of any such failure by Buyer, or by Buyer, in the event of any such failure by Seller, but such waiver or failure to insist upon strict compliance shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 11.3.    Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and may be given by any of the following methods: (a) personal delivery, (b) facsimile transmission, registered or certified mail, postage prepaid, return receipt requested, (c) electronic mail or (d) next day air courier service. Notices shall be sent to the appropriate party at its address or facsimile number given below (or at such other address or facsimile number for such party as shall be specified by notice given hereunder).
If to Seller, to:
Integrys Energy Group, Inc.
130 East Randolph Street
Chicago, IL 60601
Attn: Mark A. Radtke, Executive Vice President – Shared Services
& Chief Strategy Officer
Fax No.: (920) 433-1693
E-mail Address: MARadtke@integrysgroup.com
with copies (which shall not constitute notice) to:
Integrys Energy Group, Inc.
130 East Randolph Street
Chicago, IL 60601
Attn: Jodi J. Caro, Vice President, General Counsel & Secretary
Fax No.: (312) 240-4219
E-mail Address: JJCaro@integrysgroup.com

Bracewell & Giuliani LLP
1251 Avenue of the Americas, 49th Floor
New York, NY 10020-1104
Attn:    John G. Klauberg
Frederick J. Lark
Fax No.: (800) 404-3970
E-mail Address: john.klauberg@bgllp.com
fritz.lark@bgllp.com
or to such other Person or address as Seller shall designate in writing.

If to Buyer to:

Exelon Generation Company, LLC
10 South Dearborn Street, 49th Floor
Chicago, IL 60603
Attn: Carter Culver, Deputy General Counsel
Fax No.: (312) 394-4462
E-mail Address: carter.culver@exeloncorp.com
with copies (which shall not constitute notice) to:

Cadwalader, Wickersham & Taft LLP
One Allen Center
500 Dallas Street, Ste 2800
Houston, TX 77002
Attn: Robert Stephens
Email:    robert.stephens@cwt.com
or to such other Person or address as Buyer shall designate in writing.
All such notices, requests, demands, waivers and communications shall be deemed effective upon (i) actual receipt thereof by the addressee, (ii) actual delivery thereof to the appropriate address or (iii) in the case of a facsimile transmission, transmission thereof by the sender and issuance by the transmitting machine of a confirmation slip that the number of pages constituting the notice have been transmitted without error.
Section 11.4.    Binding Nature; Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto, except that upon written notice to the other Party, a Party may assign its rights and delegate its obligations hereunder to any Affiliate of such Party; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.
Section 11.5.    Entire Agreement. This Agreement, including the Schedules and Exhibits, together with the Related Agreements, and the Confidentiality Agreement, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein and supersede all prior agreements and understandings among the Parties with respect to such subject matter and supersede any letters, memoranda or other documents or communications, whether oral, written or electronic, submitted or made by (i) Buyer or its agents or representatives to Seller, the Acquired Entities, or any of their respective agents or representatives, or (ii) Seller, the Acquired Entities or their respective agents or representatives to Buyer or any of its agents or representatives which occurred prior to the execution of this Agreement or otherwise in connection with the negotiation and execution of this Agreement. No communications by or on behalf of Seller, including responses to any questions or inquiries, whether orally, in writing or electronically, and no information provided in any data room or any copies of any information from any data room provided to Buyer or any other information shall be deemed to constitute a representation, warranty or an agreement of Seller or be part of this Agreement.
Section 11.6.    Expenses. Except as otherwise expressly stated otherwise herein, each Party to this Agreement shall pay its own expenses in connection with the negotiation of this Agreement, the performance of its obligations hereunder, and the consummation of the transactions contemplated herein.
Section 11.7.    Press Releases and Announcements; Disclosure. Except as necessary to obtain any Required Approval, prior to the Closing Date, each of the Parties shall, prior to any issuance by it or any of its Affiliates of any description of the transactions contemplated by this Agreement and the Related Agreements in any press release or other public statements, provide the other with a reasonable opportunity to review and comment upon any such description, and shall not issue any such press release or make any such public statement prior to providing such opportunity to review, except as may be required by applicable Law or securities exchange requirements; provided such required disclosure is made in accordance with Section 5.13(c). The Parties shall use Reasonable Efforts to agree on the description of the transactions contemplated by this Agreement contained in the initial press release(s) to be issued by the Parties with respect to their execution and delivery of this Agreement. The Parties shall reasonably cooperate to develop a mutually agreed strategy to communicate with customers and other interested Persons regarding the transactions contemplated in this Agreement and the Related Agreements, the transition of the Acquired Entities to Buyer’s ownership and matters related thereto.
Section 11.8.    Acknowledgment.
(a)    BUYER ACKNOWLEDGES THAT NEITHER SELLER, THE ACQUIRED ENTITIES NOR ANY OTHER PERSON HAS MADE ANY REPRESENTATION OR WARRANTY, EXPRESSED OR IMPLIED, AS TO THE ACCURACY OR COMPLETENESS OF ANY INFORMATION REGARDING SELLER OR THE ACQUIRED ENTITIES OR THE CONDITION OF THE ASSETS OF THE MARKETING COMPANY GROUP, VALUE OR QUALITY OF THE ASSETS OR OPERATIONS OF THE MARKETING COMPANY GROUP OR THE PROSPECTS, (FINANCIAL OR OTHERWISE), RISKS, AND OTHER INCIDENTS OF THE MARKETING COMPANY GROUP NOT INCLUDED IN THIS AGREEMENT, THE SCHEDULES OR THE RELATED AGREEMENTS.
(b)    Buyer further acknowledges that (i) Buyer, either alone or together with any Persons Buyer has retained to advise it with respect to the transactions contemplated hereby has knowledge and experience in transactions of this type and in the business of the Marketing Company Group, and is therefore capable of evaluating the risks and merits of acquiring the Stock, (ii) it has relied on its own independent investigation, and has not relied on any information furnished by Seller, the Acquired Entities or any representative or agent thereof or any other Person in determining to enter into this Agreement (except for such representations or warranties contained in this Agreement or the Related Agreements), and (iii) neither Seller, the Acquired Entities nor any representative or agent thereof or any other Person has given any investment, legal or other advice or rendered any opinion as to whether the purchase of the Stock is prudent, and Buyer is not relying on any representation or warranty by Seller or the Acquired Entities or any representative or agent thereof except as set forth in this Agreement or the Related Agreements.
(c)    Buyer has received certain projections and other forecasts, including projected financial statements, cash flow items, capital expenditure budgets and certain business plan information and acknowledges that (i) there are uncertainties inherent in attempting to make such projections and forecasts and, accordingly, it is not relying on them, (ii) Buyer is familiar with such uncertainties and is taking full responsibility for making its own evaluation of the adequacy and accuracy of all such projections and forecasts, (iii) Buyer has no claim under this Agreement against anyone with respect to the accuracy of such projections and forecasts and (iv) Seller and its Affiliates have made no representation or warranty with respect to such projections and forecasts.
Section 11.9.    Specific Performance. Each Party acknowledges and agrees that in the event of any breach of this Agreement by the other Party, the non-breaching Party would be irreparably and immediately harmed and could not be made whole by monetary damages. It is accordingly agreed that, subject to Section 10.4, (a) the breaching Party shall waive, in any Action for specific performance, the defense of adequacy of a remedy at Law and (b) the non-breaching Party shall be entitled, in addition to any other remedy to which it may be entitled under the terms of this Agreement, to compel specific performance of this Agreement and to injunctive relief, and the breaching Party further agrees to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such specific performance or injunctive relief. For the avoidance of doubt, the Parties agree that the non-breaching Party shall be entitled to enforce specifically the terms and provisions of this Agreement to prevent breaches of or enforce compliance with those covenants of the breaching Party that require the breaching Party to consummate the transactions contemplated hereby. Except as expressly set forth herein, the non-breaching Party’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which the non-breaching Party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by the non-breaching Party as may be otherwise permitted under this Agreement. The Parties acknowledge and agree that this Section 11.9 shall be subject in all respects to Section 10.4 which shall govern the rights and obligations of the Parties under the circumstances described therein.
Section 11.10.    Governing Law. This Agreement shall be construed and enforced in accordance with the Laws of the State of New York without giving effect to the choice of law principles thereof. Each Party consents to personal jurisdiction in any action brought in any court, federal or state, within the Borough of Manhattan, City of New York, New York, having subject matter jurisdiction arising under this Agreement, and each of the Parties hereto agrees that any action instituted by either of them against the other with respect to this Agreement shall be instituted exclusively in a court, federal or state, within the Borough of Manhattan, City of New York, New York.
Section 11.11.    Submission to Jurisdiction; Service of Process; Exclusive. Final judgment in any Action brought in accordance with this Section 11.11 shall be conclusive and may be enforced in any other jurisdiction (i) by Action on the judgment, a certified or true copy of which shall be conclusive evidence of the fact and of the amount of the liability of the relevant Party therein described or (ii) in any other manner provided by or pursuant to the Laws of such other jurisdiction.
Section 11.12.    Waiver of Jury Trial. EACH OF THE PARTIES HERETO KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS HEREBY, OR ANY COURSE OF CONDUCT, COURSE OF DEALING OR STATEMENTS (WHETHER VERBAL OR WRITTEN) RELATING TO THE FOREGOING (INCLUDING, ANY ACTION TO RESCIND OR CANCEL THIS AGREEMENT AND ANY CLAIMS OR DEFENSES ASSERTING THAT THIS AGREEMENT WAS FRAUDULENTLY INDUCED OR IS OTHERWISE VOID OR VOIDABLE). THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE PARTIES HERETO TO ENTER INTO THIS AGREEMENT, AND SHALL SURVIVE THE CLOSING OR TERMINATION OF THIS AGREEMENT.
Section 11.13.    Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or electronic transmission shall be effective as delivery of a manually executed counterpart of this Agreement.
Section 11.14.    Third Party Beneficiaries. Except for the indemnification provisions in Article X which shall inure to the benefit of, and be enforceable by, the Buyer Protected Parties and the Seller Protected Parties as provided therein, this Agreement is not intended to and does not confer upon any Person other than the Parties hereto or their permitted successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.
Section 11.15.    Interpretation. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:
(a)    when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;
(b)    the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;
(c)    whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation” whether or not they are in fact followed by such words or words of similar import;

(d)    the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;
(e)    all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;
(f)    the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;
(g)    references to a Person are also to its successors and permitted assigns;
(h)    the use of “or” is not intended to be exclusive unless expressly indicated otherwise; provided that the use of “or” preceded by the word “either” is intended to be exclusive;
(i)    reference to “day” or “days” are to calendar days;
(j)    any reference in this Agreement to “writing” or comparable expressions includes a reference to facsimile transmission or comparable means of communication;
(k)    when a reference is made in this Agreement to “ordinary course of business,” such reference shall be deemed to be followed by “consistent (in scope and amount) with past practice” and
(l)    “made available” with reference to any document provided by Seller hereunder means made available to Buyer or its representatives in the Data Room or otherwise e‑mailed directly to Buyer or its representatives.
(SIGNATURE PAGE FOLLOWS)

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed on the day and year first above written.
INTEGRYS ENERGY GROUP, INC.

By:	Name: Title:

EXELON GENERATION COMPANY, LLC

By:	Name: Title:

(Signature Page to Stock Purchase Agreement)

Exhibit A
Form of Transition Services Agreement
[Attached]

Exhibit B
Form of Trademark License Assignment Agreement
[Attached]

EXECUTION VERSION

Exhibit C
Form of General Release and Discharge Agreement
[Attached]

AMENDMENT NO. 1 TO STOCK PURCHASE AGREEMENT

This Amendment No. 1 to Stock Purchase Agreement (“Amendment”), dated as of October 31, 2014, is between EXELON GENERATION COMPANY, LLC, a Pennsylvania limited liability company (“Buyer”), and INTEGRYS ENERGY GROUP, INC., a Wisconsin corporation (“Seller”). Seller and Buyer are referred to collectively herein as the “Parties.”

Reference is made to the Stock Purchase Agreement, dated as of July 29, 2014 (the “SPA”), between Seller and Buyer, the defined terms of which are used herein unless otherwise defined herein. The Parties desire to amend the SPA as set forth herein. Accordingly, the Parties hereby agree as follows:
Section 1. SPA Amendments

1.1    The following definitions are added to Section 1.1 of the SPA in alphabetical order:

“Escrow Account” means the account established and to be maintained by the Escrow Agent pursuant to the Escrow Agreement.

“Escrow Agent” means U.S. Bank National Association, in its capacity as escrow agent under the Escrow Agreement.

“Escrow Agreement” means an escrow agreement, in a form reasonably acceptable to the parties thereto, to be executed prior to the Closing Date, by and among Buyer, Seller and the Escrow Agent.

1.2    The last two sentences of Section 2.1(b) of the SPA are deleted in their entirety and replaced with the following:

The Parties shall enter into the Escrow Agreement with the Escrow Agent, and on the Business Day immediately preceding the Closing Date, (x) Buyer shall pay (or cause to be paid) the Estimated Purchase Price into the Escrow Account by wire transfer of immediately available funds and (y) the Parties shall issue unconditional and irrevocable joint escrow instructions to the Escrow Agent to pay the Estimated Purchase Price to Seller on the next Business Day following the Closing Date by wire transfer of immediately available funds from the Escrow Account to a bank account designated by Seller to the Escrow Agent in writing.

1.3    Section 8.1 of the SPA is amended in its entirety to read as follows:

Section 8.1.    Time. Subject to Article IX, the closing of the sale by Seller and the purchase by Buyer of the Stock (the “Closing”) shall take place on the first (1st) calendar day of the calendar month immediately following the calendar month in which all of the conditions contained in Articles VI and VII are satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, including execution and delivery of the applicable Related Agreements, but subject to the fulfillment or waiver of those conditions) (the date on which the Closing occurs being herein referred to as the “Closing Date”). The Closing shall be deemed to be effective for purposes of this Agreement as of 12:01 a.m. on the Closing Date. On the Business Day immediately prior to the Closing Date, the Parties shall (a) make the deliveries set forth in Section 8.2, and (b) irrevocably agree in writing that all conditions contained in Articles VI and VII are satisfied or waived; provided, that, no such deliveries or agreements shall alter the effective time of the Closing on the Closing Date.

1.4    Subsections (a) and (f) of Section 8.2 of the SPA are hereby amended in their entireties to respectively read as follows:

(a)    Payment of Estimated Purchase Price. Buyer shall pay to Seller an amount equal to the Estimated Purchase Price in accordance with Section 2.1(b).

(f)    Resignations. Seller shall deliver, or cause to be delivered, the resignations and mutual releases, or evidence of removal from office by valid board or other management action, of all directors and officers of the Acquired Entities in a form reasonably acceptable to Buyer, effective as of the Closing Date.

1.5    Section 5.7(p) of the SPA is amended in its entirety to read as follows:

(p)    Processing of Final Payroll and Commission Payments. Seller shall process, or cause to be processed, the payroll for all periods prior to the Closing Date. Seller shall accrue all unpaid commissions consistent with historical accrual calculations prior to the Closing Date in its accounting records that are reflected in the Financial Statements, and such liabilities shall be reflected in Adjusted Net Working Capital in accordance with Schedule 1.1(b). Buyer shall, or shall cause the Acquired Entities to, pay all commissions in the ordinary course following the Closing Date.

1.6    Schedule 1.1(b) (Working Capital Calculation) of the SPA is amended in its entirety to read as set forth in Attachment A attached hereto.

1.7    If the Closing Date does not occur by November 3, 2014, Sections 1.1 through 1.4 of this Amendment shall be void and shall have no effect.

Section 2. Miscellaneous

The provisions of Article XI of the SPA shall apply to this Amendment, mutatis mutandis.
(signatures follow)

The Parties have executed and delivered this Amendment as of the date first above written.

EXELON GENERATION COMPANY, LLC	INTEGRYS ENERGY GROUP, INC.

By:	By:
Name:	Name:
Title:	Title:

Signature page to Amendment No. 1 to SPA

ATTACHMENT A
Schedule 1.1(b) (Working Capital Calculation)